MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2003

PETROCHINA COMPANY LIMITED

16 Andelu, Dongcheng District
Beijing, The People's Republic of China, 100011
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's Annual Report for the Year Ended December 31, 2002 prepared in accordance with the requirements of The Stock Exchange of Hong Kong Limited.

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

- various expected plans and measures to be taken and the intended or anticipated effects or benefits of such plans and measures as discussed under "Chairman's Letter – Standardised Operations and Business Prospects of the Company;"

- the anticipated capital expenditures and investments;

- the overall construction plan and anticipated progress of the West-East natural gas pipelines;

- the intended or expected effects or benefits on the Registrant's business and operations as a result of the completion of the West-East natural gas pipeline project;

- the anticipated investment plans with respect to the West-East natural gas pipeline project as well as the International Consortium;

- the intended or expected potential significant effects of the construction of the West-East natural gas pipeline project in increasing the corporate value, economic efficiency and competitiveness of the Registrant.

- the Registrant's plan to continue to maintain and develop its core business, uphold its advantageous position in the upstream business, increase the profitability of the downstream business, and enhance the value of the Registrant.

- the Registrant's strategies to strengthen the business and operations of each of its four business segments.

- the Registrant's plan relating to its "143 Training Programme" and the intended or anticipated impact of such plan;

- the Registrant's plan to continue to develop overseas business;

- various expected plans and measures to be taken with respect to each of the Registrant's business segments and the intended or anticipated effects and impact of such plans and measures as discussed under "Business Operating Review;" and

- the Registrant's future prospects.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

- fluctuations in crude oil and natural gas prices;
- failure to achieve continued exploration success;
- failure or delay in completing the West-East natural gas pipeline project in whole or in part;
- failure of delay in achieving production from development projects;
- continued availability of capital and financing;
- general economic, market and business conditions;
- changes in PRC policies, laws or regulations; and
- other factors beyond the Registrant's control.

You should not place undue reliance on any of these forward-looking statements.

PetroChina
中国石油

PetroChina

2002
年度報告
ANNUAL REPORT

中國石油天然氣股份有限公司
PETROCHINA COMPANY LIMITED





2002 ANNUAL REPORT

Financial and Business Summary

- Annual output of crude oil: 769.81 million barrels, representing an increase of 0.83% from 2001
- Annual output of marketable natural gas: 605.0 billion cubic feet, representing an increase of 7.36% from 2001
- Annual total output of oil and gas: 870.64 million barrels of oil equivalent, representing an increase of 1.54% from 2001
- Consolidated turnover for 2002: RMB244,424 million, representing an increase of 1.29% from 2001
- Consolidated net profit for 2002: RMB46,910 million, representing an increase of 3.17% from 2001
- Basic and diluted earnings per share for 2002: RMB0.27, representing an increase of RMB0.01 from 2001
- The Board of Directors recommends a distribution of a final dividend for 2002 of RMB0.069951 per share

Contents 2002 ANNUAL REPORT

COMPANY PROFILE

PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC") on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (the "CNPC Group"). In the restructuring, the CNPC Group injected into the Company most of the assets and liabilities of the CNPC Group relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including:

- the exploration, development, production and sale of crude oil and natural gas;
- the refining, transportation, storage and marketing of crude oil and petroleum products;
- the production and sale of basic petrochemical products, derivative chemical products and other chemical products; and
- the transmission of natural gas and crude oil and sale of natural gas.

The American Depositary Shares ("ADSs") and H shares of the Company were listed on The New York Stock Exchange and The Stock Exchange of Hong Kong Limited on April 6, 2000 and April 7, 2000, respectively.

Company's Registered Chinese Name:	中國石油天然氣股份有限公司
Company's English Name:	PetroChina Company Limited
Company's Legal Representative:	Ma Fucai
Secretary to the Board:	Li Huaiqi
Company's Legal Address:	World Tower 16 Andelu Dongcheng District Beijing The People's Republic of China
Postal Code:	100011
Telephone:	(8610) 8488 6270
Facsimile:	(8610) 8488 6260
Places of Listing	
H Share: The Stock Exchange of Hong Kong Limited	Code: 857
ADS: The New York Stock Exchange, Inc.	Code: PTR



Ma Fucai
Chairman

CHAIRMAN'S LETTER

Dear Shareholders,

I am pleased to submit to you the annual report of PetroChina Company Limited (the "Company") for the year ended December 31, 2002.

Review of Results and Operations

The Company is the largest oil and gas producer and seller that assumes a leading position in the oil and gas industry in the PRC. The Company is engaged in a broad range of petroleum-related activities.

In 2002, the Company's profit before taxation was RMB69.24 billion, representing an increase of 1.63% compared to the previous year. Net profit was RMB46.91 billion, representing an increase of 3.17% over the previous year. Profit of the Company in 2002 was primarily derived from the sale of crude oil in the exploration and production segment. In spite of the weak global economy, substantial fluctuations in international oil prices and consistently poor performance of the stock market, the Company has been able to achieve satisfactory operating results by increasing the production and sales volume and by reducing costs.

The basic and diluted earnings per share of the Company is RMB0.27.

The Board of Directors of the Company recommends a final dividend of RMB0.069951 per share for 2002 (annual dividend for 2002 is RMB0.12006 per share), subject to the approval of the shareholders in the annual general meeting to be held on May 28, 2003.

Board of Directors and Supervisory Committee

An extraordinary general meeting of the Company was held in Beijing, the PRC on November 19, 2002 for the election of members of the second Board of Directors and Supervisory Committee.

The Board of Directors currently consists of 12 Directors, including three independent non-executive Directors. Mr Yan Sanzhong, Mr Huang Yan and Mr Wu Jinglian ceased to act as Directors and independent non-executive Directors of the Company on November 19, 2002. Mr Ma Fucai, Mr Wu Yaowen, Mr Ren Chuanjun, Mr Gong Huazhang, Mr Zou Haifeng and Mr Chee-Chen Tung were re-elected as Directors of the Company. In addition, Mr Su Shulin and Mr Liu Hongru were elected as Director and independent non-executive Director of the Company respectively. Mr Liu has resigned from the post of independent supervisor after being elected as a Director of the Company. Mr Chen Geng, Mr Zheng Hu, Mr Wang Fucheng and Mr Franco Bernabè remain as Directors of the Company as their terms of office of directorship have not yet expired.

The Supervisory Committee currently consists of seven Supervisors, including two independent Supervisors. Mr Lin Jingao and Mr Liu Hongru ceased to act as Supervisors of the Company on November 19, 2002. Mr Li Kecheng, Mr Chen Weizhong, Mr Bai Xinhe and Mr Wu Zhipan were re-elected as Supervisors of the Company. In addition, Mr Sun Chongren was the employees' representative in the Company's Supervisory Committee and was re-elected as a Supervisor of the Company in accordance with the relevant procedures stipulated in the Company's Articles of Association. In addition, Mr Wen Qingshan and Mr Zhang Youcai were elected as Supervisor and independent Supervisor of the Company respectively.

Please refer to the section on Brief Biography of Directors, Secretary, Supervisors and Senior Management in the "Report of Directors" for the brief biography of Mr Su Shulin, Mr Liu Hongru, Mr Wen Qingshan and Mr Zhang Youcai.

The first meeting of the second Board of Directors of the Company was convened in Beijing, the PRC on December 3, 2002. Mr Ma Fucai was re-elected as the Chairman while Mr Wu Yaowen and Mr Ren Chuanjun were elected as Vice Chairmen. Mr Chen Geng was appointed as the President, Mr Su Shulin as the Senior Vice President and Mr Wang Fucheng, Mr Liu

Baohe and Mr Duan Wende as Vice Presidents. Mr Wang Guoliang and Mr Jia Chengzao continued to be appointed as the Chief Financial Officer and the Chief Geologist respectively. In the first meeting of the second Supervisory Committee which was convened at the same time, Mr Li Kecheng was re-elected as the Chairman of the Supervisory Committee.

I would like to take this opportunity to express my gratitude to former Directors Mr Yan Sanzhong, Mr Huang Yan and Mr Wu Jinglian, former Supervisors Mr Lin Jingao and Mr Liu Hongru and former senior management personnel Mr Shi Xingquan, Mr Lin Qingshan, Mr Zhang Xinzhi and Mr Shen Pingping for their contributions to the Company during their respective terms of office. I would also like to take this opportunity to express my sincere thanks for the support of our shareholders, the close cooperation of our Board of Directors and Supervisory Committee and the hard work of all our employees.

Standardised Operations and Business Prospects of the Company

The management of the Company has always insisted on realising the contemporary management concept which focuses on increasing the value of the Company, optimising benefits and maximising value for shareholders.

In order to achieve these purposes, we will continue to reinforce our exploration and exploitation work, stabilise our business in eastern China, speed up the development of business in western China and realise a stable increase in crude oil production and a breakthrough in the exploration of overseas crude oil and natural gas resources. We will strive to push ahead the restructuring of the refining and chemicals business, procure mergers and acquisitions, shut down installations which are of low efficiency, optimise allocation of resources and strengthen technological renovation so as to achieve improvements in the restructuring of the refining and chemicals business and achieve a continuous optimisation of the product structure. Moreover, we will accelerate the construction of natural gas transmission works which are key projects and develop the natural gas business at a high speed.

The Company will continue to promote e-commerce, unify procurement activities and to vigorously promote the centralised procurement of goods in large quantity so as to reduce the procurement cost. The website "Energyahead" (www.energyahead.com) maintained by the Company as an e-commerce platform is advance in functioning and is operating smoothly.

In the course of its production and operation, the Company enhanced construction of a system of safety production, and implemented the system for administration of safety production on a contract basis and the HSE (Health, Safety and Environment) management system. The Company endeavoured to increase efficiency in utilising resources and maintained an input at a relatively high level in respect of environment protection, thus improving the Company's ability to control the discharge of pollutants.

Looking forward, the Company will continue to consolidate the leading position of its upstream operations, realise a rapid growth in natural gas business, and push ahead the restructuring of the refining and chemicals business. At the same time, the Company will actively participate in the competition in the international oil and gas markets, speed up development of the overseas business, accelerate the growth of the Company and continue to increase the value of the Company.

For exploration and production, the Company will continue to insist on the principle of "exploration first" and will strive to realise the growth in output and reserves of oil and gas, and realise a positive cycle of resource substitution, strive to maintain a stable increase in crude oil production and concurrently realise a high growth rate in the output, sales and profit from natural gas in order to uphold the Company's leading position in the domestic oil and gas industry.

For refining and chemicals, the Company will vigorously push ahead optimising and restructuring of the refining and chemicals business, accelerate technology upgrading in relation to the refining and chemicals business and the construction of sales and distribution network and realise a breakthrough in improving the profitability from its end products and record a gain rather than a loss.

For marketing, the Company will vigorously strengthen its management of marketing and sales, reinforce the construction of secondary storage facilities and service stations, continue to improve the sales and distribution network and logistics system, vigorously expand the retail sales and to increase retail market share while achieving a growth in sales and profit.

For natural gas and pipeline, the Company will focus on monitoring pipeline construction work with the West-East Pipeline Project, procure commencement of operation on schedule and actively develop the natural gas market so that the natural gas business will become a new source of growth in profitability for the Company.

For overseas business, the Company will speed up the implementation of its overseas business development strategy and globalise its business operation, actively and prudently conduct its international exploration and development business and continue to improve its international business operation. In addition, the Company, while carrying out the existing overseas project, will actively look for new projects to achieve new breakthroughs.

The Company will continue to endeavour to develop its core business and will further regulate its corporate governance in order to maintain a continuous, effective and rapid growth of the Company and to create even better return for its shareholders.

马富才

Ma Fucai

Chairman of the Board

Beijing, the PRC

March 31, 2003





FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	1998 RMB million	1999 RMB million	2000 RMB million	2001 RMB million	2002 RMB million
TURNOVER	153,448	181,671	245,279	241,320	244,424
OPERATING EXPENSES					
Purchases, services and other	(63,138)	(65,868)	(64,251)	(78,529)	(71,690)
Employee compensation costs	(10,430)	(11,598)	(15,129)	(14,608)	(16,248)
Exploration expenses, including exploratory dry holes	(5,990)	(7,344)	(8,680)	(7,344)	(8,095)
Depreciation, depletion and amortisation	(18,081)	(23,706)	(34,209)	(33,615)	(36,782)
Selling, general and administrative expenses	(10,617)	(13,447)	(17,621)	(21,735)	(22,474)
Employee separation costs and shut down of manufacturing assets	-	-	(6,579)	(487)	(2,121)
Revaluation loss	-	(1,122)	-	-	-
Impairment loss on assets retained by CNPC Group	(310)	(2,007)	-	-	-
Taxes other than income taxes	(9,604)	(10,293)	(13,258)	(13,951)	(14,613)
Other (expense) / income net	(294)	201	(119)	88	(60)
TOTAL OPERATING EXPENSES	(118,464)	(135,184)	(159,846)	(170,181)	(172,083)
PROFIT FROM OPERATIONS	34,984	46,487	85,433	71,139	72,341
FINANCE COSTS					
Exchange gain	44	129	1,406	390	133
Exchange loss	(1,916)	(2,362)	(234)	(140)	(449)
Interest income	1,334	638	591	809	463
Interest expense	(12,402)	(9,056)	(6,286)	(4,408)	(3,516)
TOTAL FINANCE COSTS	(12,940)	(10,651)	(4,523)	(3,349)	(3,369)
SHARE OF PROFIT OF ASSOCIATED COMPANIES	88	128	584	341	268
PROFIT BEFORE TAXATION	22,132	35,964	81,494	68,131	69,240
TAXATION	(7,543)	(9,414)	(27,014)	(23,066)	(22,231)
PROFIT BEFORE MINORITY INTERESTS	14,589	26,550	54,480	45,065	47,009
MINORITY INTERESTS	57	(127)	165	404	(99)
NET PROFIT	14,646	26,423	54,645	45,469	46,910
Basic and diluted earnings per share (in RMB)[2]	0.09	0.17	0.32	0.26	0.27
NON-CURRENT ASSETS					
Net assets to be retained by CNPC Group	8,478	-	-	-	-
Property, plant and machinery equipment	231,064	327,348	343,319	366,970	397,798
Long-term investments	3,708	3,845	4,948	5,530	5,680
Intangible and other assets	1,835	2,017	2,681	4,148	4,507
	245,085	333,210	350,948	376,648	407,985
CURRENT ASSETS					
Inventories	18,423	18,396	32,499	28,313	28,441
Accounts receivable	19,482	14,943	12,786	7,392	6,079
Prepaid expenses and other current assets	20,747	29,118	11,913	24,427	18,269
Short-term investments	53	1,489	-	-	-

	Year ended December 31,				
	1998 RMB million	1999 RMB million	2000 RMB million	2001 RMB million	2002 RMB million
Receivables under resale agreement	-	-	5,815	11,505	9,786
Time deposits with maturities over three months	-	-	-	3,253	2,612
Cash and cash equivalents	15,413	18,090	18,085	11,127	9,977
TOTAL CURRENT ASSETS	74,118	82,036	81,098	86,017	75,164
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	42,087	47,707	39,550	53,210	57,793
Taxes payable	3,902	4,747	16,570	14,434	10,927
Short-term borrowings	65,006	62,057	41,514	25,323	20,633
	110,995	114,511	97,634	92,967	89,353
NET CURRENT LIABILITIES	(36,877)	(32,475)	(16,536)	(6,950)	(14,189)
TOTAL ASSETS LESS CURRENT LIABILITIES	208,208	300,735	334,412	369,698	393,796
FINANCED BY:					
Share capital		160,000	175,824	175,824	175,824
Retained earnings		134	29,279	35,607	59,004
Reserves		49,552	66,543	79,175	81,848
Shareholders' equity	77,986	209,686	271,646	290,606	316,676
Minority interests	3,798	4,200	4,989	5,136	4,854
NON-CURRENT LIABILITIES					
Payable to CNPC	8,478	-	-	-	-
Long-term borrowings	105,432	84,512	53,412	65,546	60,655
Deferred credits and other long-term obligations	2,133	1,155	1,196	1,380	1,684
Deferred taxation	10,381	1,182	3,169	7,030	9,927
	126,424	86,849	57,777	73,956	72,266
	208,208	300,735	334,412	369,698	393,796
Other Financial Data					
Capital expenditure(3)	(43,933)	(43,310)	(60,130)	(61,549)	(73,726)
Net cash provided by operating activities	38,068	53,658	103,309	84,439	98,341
Net cash used for investing activities(4)	(39,290)	(40,622)	(60,126)	(61,491)	(71,662)
Net cash provided by (used for) financing activities(5)	(55)	(10,359)	(43,188)	(29,906)	(27,829)
Fixed assets, net of accumulated depreciation	231,064	327,348	343,319	366,970	397,798
Total assets	319,203	415,246	432,046	462,665	483,149
Owner's equity	77,986	209,686	271,646	290,606	316,676

Notes:

(1) The Company acquired from CNPC Group the assets, liabilities and interests related to CNPC Group's refined products sales enterprises in 2002, and has accounted for the acquisition in a manner similar to a uniting of interests. The consolidated financial statements have been reinstated to give effect to the acquisition with all periods presented. Details of the basis of preparation are set out in note 2 to the financial statements prepared in accordance with IFRS in this Annual Report.

(2) Basic and diluted earnings per share for the year ended December 31, 1998 and 1999 have been computed by dividing net profit by the 160 billion State-owned shares issued and outstanding upon the establishment of the Company on November 5, 1999 as if such shares had been outstanding for all the accounting periods. Basic and diluted earnings per share for the year ended December 31, 2000 have been computed by dividing net profit by the weighted average number of 171.63 billion shares issued and outstanding for the year. Basic and diluted earnings per share for the year ended December 31, 2001 and 2002 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

(3) Excludes capital expenditures for assets to be retained by CNPC of RMB1,687 million, RMB111 million, nil, nil and nil in each year and period presented, respectively.

(4) Includes capital expenditures for assets to be retained by CNPC of RMB1,687 million, RMB111 million, nil, nil and nil in each year and period presented, respectively.

(5) Includes contributions from CNPC for assets to be retained by CNPC of RMB1,687 million, RMB111 million, nil, nil and nil in each year and period presented, respectively.





Chen Geng
President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In reviewing the following discussion, please also refer to the Company's consolidated financial statements and their notes contained in this annual report.

Overview

For the twelve months ended December 31, 2002, profit before taxation of the Group was RMB69,240 million, representing an increase of 1.63% compared with the corresponding period in the previous year. Net profit was RMB46,910 million, representing an increase of 3.17% compared with the corresponding period in the previous year. The increase in the Group's profitability was primarily attributed to the increase in the sales volume of crude oil, major refined products and natural gas, the rise in the price of natural gas and the increase in the gross profit from the sale of refining and natural gas. Profits were primarily derived from the sale of crude oil from the Group's exploration and production segment.

Basic and diluted earnings per share of the Company for the twelve months ended December 31, 2002 were RMB0.27.

Twelve Months Ended December 31, 2002 Compared With Twelve Months Ended December 31, 2001

Consolidated Operating Results

- Turnover

Turnover increased 1.29% from RMB241,320 million for the twelve months ended December 31, 2001 to RMB244,424 million for the twelve months ended December 31, 2002. This increase was due primarily to the increases in sales volume of products such as crude oil, natural gas, gasoline and diesel and the rise in the comprehensive selling price of natural gas.

- Operating Expenses

Operating expenses increased 1.12% from RMB170,181 million for the twelve months ended December 31, 2001 to RMB172,083 million for the twelve months ended December 31, 2002. This increase was due primarily to the increases in exploration expenses, expenses for shutting down of manufacturing assets, employee compensation costs and depreciation, depletion and amortisation, which, however, was offset in part by the decrease in purchases, services and other expenses and the decrease in various costs resulting from enhancement of management.

- Purchases, Services and Other Expenses

Purchases, services and other expenses decreased 8.71% from RMB78,529 million for the twelve months ended December 31, 2001 to RMB71,690 million for the twelve months ended December 31, 2002. This decrease was due primarily to the decrease in the cost of refined products raw materials as a result of a decline in the price of crude oil and the decrease in the cost for purchase of chemicals raw materials as a result of a decline in the price of chemicals raw materials.

- Employee Compensation Costs

Employee compensation costs increased 11.23% from RMB14,608 million for the twelve months ended December 31, 2001 to RMB16,248 million for the twelve months ended December 31, 2002. This increase was due primarily to the increase in bonuses for cost reduction and for



exceeding the production targets set for the exploration and production segment and the increase in the employee compensation costs as a result of increased labour costs for the expansion of the selling and retailing network for the refining and marketing segment.

- Depreciation, Depletion and Amortisation

Depreciation, depletion and amortisation increased 9.42% from RMB33,615 million for the twelve months ended December 31, 2001 to RMB36,782 million for the twelve months ended December 31, 2002. This increase was due primarily to the increase in current depreciation, depletion and amortisation expenses resulting from the newly added asset as investment completed and impairment provision for the chemicals and marketing segment and the refining and marketing segment.

- Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 3.40% from RMB21,735 million for the twelve months ended December 31, 2001 to RMB22,474 million for the twelve months ended December 31, 2002. The increase was due primarily to the higher transportation costs resulting from an increased sales volume in refined products and to the increased selling, general and administrative expenses resulting from increases in maintenance expenses resulting from the Group's in upgrading its service stations.

- Employee Separation Costs and Shut Down of Manufacturing Assets

Employee separation costs and the costs for shutting down of manufacturing assets for the twelve months ended December 31, 2001, comprised only the employee separation costs of RMB487 million. The Company did not lay off any employee in the twelve months ended December 31, 2002 but did shut down some installations of the refining and marketing segment and the chemicals and marketing segment, thereby employee separation costs and the costs for shutting down of manufacturing assets, comprised only the costs for shutting down of



manufacturing assets of RMB2,121 million.

○ Taxes Other than Income Taxes

Taxes other than income taxes increased 4.75% from RMB13,951 million for the twelve months ended December 31, 2001 to RMB14,613 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in consumption tax resulting from an increased sales volume of gasoline and diesel and to an increase in urban construction and education surcharges as a result of increases in VAT and consumption tax.

○ Profit From Operations

Profit from operations increased 1.69% from RMB71,139 million for the twelve months ended December 31, 2001 to RMB72,341 million for the twelve months ended December 31, 2002.

○ Net Exchange Gain/(Loss)

Net exchange gain/loss decreased from a net gain of RMB250 million for the twelve months ended December 31, 2001 to a net loss of RMB316 million for the twelve months ended December 31, 2002. This decrease was due primarily to the increase in exchange rate loss for borrowings in foreign currencies as a result of a relatively huge appreciation of foreign exchange rates, such as for Japanese Yen, British Sterling and Euro.

○ Net Interest Expense

Net interest expense decreased 15.17% from RMB3,599 million for the twelve months ended December 31, 2001 to RMB3,053 million for the twelve months ended December 31, 2002. This decrease was due primarily to the decline of market interest rate as well as the decrease in the average balance of debts.

○ Profit Before Taxation

Profit before taxation increased 1.63% from RMB68,131 million for the twelve months ended December 31, 2001 to RMB69,240 million for the twelve months ended December 31, 2002.

○ Taxation

Taxation decreased 3.62% from RMB23,066 million for the twelve months ended December 31, 2001 to RMB22,231 million for the twelve months ended December 31, 2002. This decrease was due primarily to the tax reductions enjoyed by the Group under the preferential tax treatment policy promulgated by the State in order to encourage development of western China's economy which, however, was offset in part by the increase in expenses other than tax deductible expenses and the tax settlement for previous years.

○ Net Profit

Net profit increased 3.17% from RMB45,469 million for the twelve months ended December



31, 2001 to RMB46,910 million for the twelve months ended December 31, 2002.

Segment Information

The Group is engaged in a broad range of petroleum and related activities through its four major business segments: the exploration and production segment, the refining and marketing segment, the chemicals and marketing segment, and the natural gas and pipeline segment.

Exploration and Production

The exploration and production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.

- Turnover

Turnover decreased 0.65% from RMB148,277 million for the twelve months ended December 31, 2001 to RMB147,308 million for the twelve months ended December 31, 2002. This decrease was due primarily to a direct linkage between the Company's crude oil prices and the international oil prices and the effect of delay of the prices of domestic crude oil in reflecting the international market. The average realised selling price of the Company's crude oil decreased 4.79% from US$23.61 per barrel for the year 2001 to US$22.48 per barrel for the year 2002. The decrease in the average realised selling price was offset in part by the increase in sales revenue resulting from the inclusion into this segment of the small refineries in Tarim, Changqing and Xinan oil/gas fields.

Intersegment sales decreased 4.04% from RMB110,738 million for the twelve months ended December 31, 2001 to RMB106,266 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decline in the price and the sales volume in which crude oil was sold to other business segments.

- Operating Expenses

Operating expenses increased 5.36% from RMB71,345 million for the twelve months ended December 31, 2001 to RMB75,169 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in purchases, services and other expenses and in exploration expenses as a result of the inclusion of the small refineries in Tarim, Changqing and Xinan oil/gas fields into this segment for administrative convenience in 2002 and to an increase in the employee compensation costs as a result of increase in bonuses for cost reduction and for exceeding the production targets.

- Profit From Operations

Profit from operations decreased 6.23% from RMB76,932 million for the twelve months ended December 31, 2001 to RMB72,139 million for the twelve months ended December 31, 2002.

Refining and Marketing

The refining and marketing segment is engaged in the refining, transportation, storage and sale of crude oil and petroleum products.

- Turnover

Turnover increased 1.55% from RMB171,961 million for the twelve months ended December 31, 2001 to RMB174,621 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the sales volume of principal refined products such as gasoline, diesel and lubricant oil.

Sales revenue from gasoline increased 3.73% from RMB47,079 million for the twelve months ended December 31, 2001 to RMB48,834 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase of 4.57% in the sales volume of gasoline from 18.17 million tons for the twelve months ended December 31, 2001 to 19.00 million tons for the twelve months ended December 31, 2002. The average realised selling price of gasoline decreased 0.81% from RMB2,591 per ton for the twelve months ended December 31, 2001 to RMB2,570 per ton for the twelve months ended December 31, 2002.

Sales revenue from diesel increased 3.33% from RMB76,534 million for the twelve months ended December 31, 2001 to RMB79,081 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase of 5.13% in the sales volume of diesel from 31.55 million tons for the twelve months ended December 31, 2001 to 33.17 million tons for the twelve months ended December 31, 2002. The average realised selling price of diesel decreased 1.73%, from RMB2,426 per ton in the twelve months ended December 31, 2001 to RMB2,384 per ton for the twelve months ended December 31, 2002.

Sales revenue from kerosene decreased 12.64% from RMB4,423 million for the twelve months ended December 31, 2001 to RMB3,864 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decrease of 2.59% in sales volume of kerosene from 1.93 million tons for the twelve months ended December 31, 2001 to 1.88 million tons for the twelve months ended December 31, 2002. The average realised selling price of kerosene decreased 10.48%, from RMB2,290 per ton in the twelve months ended December 31, 2001 to RMB2,050 per ton for the twelve months ended December 31, 2002.

Intersegment sales revenue increased 18.40% from RMB8,436 million for the twelve months ended December 31, 2001 to RMB9,988 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the sales volume of naphtha and liquefied gas to other segments.

- Operating Expenses

Operating expenses decreased 1.99% from RMB175,285 million for the twelve months



ended December 31, 2001 to RMB171,803 million for the twelve months ended December 31, 2002. This decrease was due primarily to the decline of purchase prices for raw materials, decrease in processing volume as a result of exclusion of the small refineries in Tarim, Changqing and Xinan oil/gas fields from this segment for administrative convenience in this year and the decline of processing loss and maintenance expenses arising from management improvement in respect of production, operations and equipment management, actively carrying forward of technical renovation and implementation of energy-saving measures for installations.

- Profit/(Loss) From Operations

Profit/(Loss) from operations increased from a loss of RMB3,324 million for the twelve months ended December 31, 2001 to a gain of RMB2,818 million for the twelve months ended December 31, 2002.

Chemicals and Marketing

The chemicals and marketing segment is engaged in the production and sale of basic petrochemical products, derivative chemical products and other chemical products.

- Turnover

Turnover decreased 6.66% from RMB31,776 million for the twelve months ended December 31, 2001 to RMB29,661 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decrease in the sales volume of chemical products.

- Operating Expenses

Operating expenses decreased 3.89% from RMB34,150 million for the twelve months ended December 31, 2001 to RMB32,823 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decrease in purchases, services and other expenses as a result of the decrease in sales volume and the fact that the segment gave first priority to making key enterprises profitable, enhanced management, tapped potentials and improved efficiency, and strictly controlled and reduced various expenses and due to a decrease in selling and administrative expenses as a result of reasons such as decrease in the provision for impairment of receivables compared to last year.









◎ Profit/(Loss) From Operations

Profit/(Loss) from operations increased from a loss of RMB2,374 million for the twelve months ended December 31, 2001 to a loss of RMB3,162 million for the twelve months ended December 31, 2002.

Natural Gas and Pipeline

The natural gas and pipeline segment is engaged in the transmission of crude oil and natural gas, and the sale of natural gas.

◎ Turnover

Turnover increased 12.47% from RMB11,321 million for the twelve months ended December 31, 2001 to RMB12,733 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the national price of natural gas and an increase in the comprehensive selling price and the sales volume of the Group's natural gas as a result of the Group's effort in optimising the gas selling structure.

◎ Operating Expenses

Operating expenses increased 5.49% from RMB10,599 million for the twelve months ended December 31, 2001 to RMB11,181 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the costs for purchasing natural gas resulting from an increase in the sales volume of natural gas.

◎ Profit From Operations

Profit from operations increased 114.96% from RMB722 million for the twelve months ended December 31, 2001 to RMB1,552 million for the twelve months ended December 31, 2002.

Liquidity and Capital Resources

As at December 31, 2002, the Group's primary sources of funding were cash generated from operating activities, short-term and long-term borrowings, and cash and cash equivalents. The Group's funds were primarily used for capital expenditures, repayment of short-term and long-term borrowings, and distributions of dividends to shareholders.

As at December 31, 2002, short-term borrowings comprised approximately 5.12% of our available capital as compared with approximately 6.55% as at December 31, 2001. Our ability to obtain adequate financing to satisfy our capital expenditures and debt repayment requirements may be limited by our financial condition and the results of operations, and by the liquidity of the international and domestic capital markets. In addition, prior to accessing the international capital markets, we must obtain approvals from various PRC government authorities. In general, we must obtain PRC government approvals for any project involving significant capital investment relating to our refining and marketing, chemicals and marketing, and natural gas and pipeline



segments.

We plan to fund capital and related investments primarily with the cash generated from operating activities, short-term and long-term borrowings, and cash and cash equivalents. Net cash generated from operating activities for the twelve months ended December 31, 2002 was RMB98,341 million. As at December 31, 2002, we had cash and cash equivalents of RMB9,977 million. Cash and cash equivalents were primarily denominated in Renminbi.

In the opinion of the management, our working capital is sufficient for meeting the present requirements for our investments and operations.

The table below sets forth our cash flows for each of the twelve months ended December 31, 2001 and 2002 and our cash equivalents at the end of each period.

	As at December 31,	
	2002 RMB million	2001 RMB million
Net cash from operating activities	98,341	84,439
Net cash used for investing activities	(71,662)	(61,491)
Net cash used for financing activities	(27,829)	(29,906)
Cash and cash equivalents at the end of year	9,977	11,127

Cash Generated by Operating Activities

Our net cash generated by our operating activities increased from RMB84,439 million for the twelve months ended December 31, 2001 to RMB98,341 million for the twelve months ended December 31, 2002. This increase was due primarily to the increase in the turnover and operating profit of the Company and a significant amount of cash inflow to working capital resulting from a shortened collection period of receivables imposed by the Company.

As at December 31, 2001, we had a working capital deficit of RMB6,950 million. As at December 31, 2002, we had a working capital deficit of RMB14,189 million. This deficit was due primarily to the reduction rate of the Company's current assets being higher than the reduction rate of the Company's current liabilities. As the Company increased its effort in the collection and handling of receivables, the accounts receivables and other receivables were reduced, thereby reducing our current assets. The reduction of current liabilities was due primarily to our continuous effort in strengthening the centralised management of funds and debts and to reduce the current liabilities by repaying parts of short-term borrowings with the cash flow generated by operating activities of the Company.

Cash Provided by (or Used for) Financing Activities

Our net borrowings as at December 31, 2001 and December 31, 2002 were as follows:

	As at December 31,	
	2002	2001
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	20,633	25,323
Long-term borrowings	60,655	65,546
Total borrowings	81,288	90,869
Less:		
Cash and cash equivalents	9,977	11,127
Time deposits with maturities over three months	2,612	3,253
Receivables under resale agreements	9,786	11,505
Net debt	58,913	64,984

The maturity profile of long-term borrowings of the Group is as follows:

	Principal as at December 31, 2002
	RMB million
To be repaid within one year	6,209
To be repaid within one to two years	19,580
To be repaid within two to five years	31,974
To be repaid after five years	9,101
	66,864

Of the total debts of the Group as at December 31, 2002, approximately 29.59% were fixed-rate loans and 70.41% were floating-rate loans. Of the total debts as at December 31, 2002, approximately 80.96% were denominated in Renminbi, approximately 15.96% were denominated in United States Dollar, approximately 1.63% were denominated in British Sterling, approximately 0.89% were denominated in Japanese Yen and approximately 0.56% were denominated in Euro.

As at December 31, 2001 and December 31, 2002, the amount of short-term borrowings owed to related parties were RMB1,268 million and RMB570 million, respectively. As at December 31, 2001 and December 31, 2002, the amount of long-term borrowings owed to related parties were RMB20,753 million and RMB24,132 million, respectively.



As at December 31, 2002, the major part of our debts owed to the related parties includes short-term and long-term borrowings owed to China Petroleum Finance Company Limited, which are RMB570 million and RMB24,132 million, respectively.

Our net cash used for financing activities for the twelve months ended December 31, 2002 showed a decrease of 6.95% compared with the twelve months ended December 31, 2001. This decrease primarily resulted from the following:

- an increase in new short-term loans leading to an increase of RMB3,779 million in cash inflow;
- a decrease in the repayment of short-term loans leading to a decrease of RMB1,852 million in cash outflow;
- a decrease in the distribution of dividends leading to a decrease of RMB9,049 million in cash outflow;

Such decrease was offset by the following:

- an increase in the repayment of long-term loans leading to an increase of RMB252 million in cash outflow;
- a decrease in new long-term loans leading to a decrease of RMB11,370 million in cash inflow;
- a sum of RMB430 million paid in 2002 for acquisition of refined products sales enterprises of the CNPC Group (no such outflow in 2001) leading to an increase of RMB430 million in cash outflow.

As at December 31, 2002, RMB398 million worth of loans made to the Group (RMB1,357 million in 2001) were secured loans (finance lease and bank loans), of which RMB276 million worth of the bank loans (RMB1,131 million in 2001) were secured by plants and equipment of the Group worth RMB426 million (RMB1,024 million in 2001). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of finance lease are in fact secured debts. As at December 31, 2002, the debts incurred by the Group by way of finance lease amounted to RMB122 million (RMB226 million in 2001). The net book value of the properties, plants and equipment under finance lease was RMB399 million (RMB428 million in 2001).




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The debt to equity ratio (debt to equity ratio = interest-bearing debts/(interest-bearing debts + shareholder's equity)) as at December 31, 2002 was 20.43% (23.82% as at December 31, 2001).

Capital Expenditures

The table below sets forth our capital expenditures by business segments for each of the twelve months ended December 31, 2001 and December 31, 2002. Capital expenditures increased 19.78% from RMB61,549 million for the twelve months ended December 31, 2001 to RMB73,726 million for the twelve months ended December 31, 2002. The increase was due primarily to an increase of RMB7,985 million in capital expenditure of the Company for the West-East Gas Pipeline Project (the "Project"), the construction of which has fully commenced, an increase of RMB1,952 million in capital expenditure for expanding the Company's overseas oil exploration and development business and an increase in capital expenditure for investment in domestic exploration of oil and gas.

	As at December 31,					
	2002		2001		2003 (estimated value)	
	RMB million	%	RMB million	%	RMB million	%
Exploration and production*	46,078*	62.5	41,193*	66.9	44,280*	57.4
Refining and marketing	11,327	15.4	11,416	18.5	9,463	12.3
Chemicals and marketing	3,175	4.3	4,062	6.6	5,737	7.4
Natural gas and pipeline	13,013	17.6	4,557	7.5	17,000	22.1
Others	133	0.2	321	0.5	600	0.8
Total	73,726	100.0	61,549	100.0	77,080	100

*Note: If the investments relating to geological and geophysical exploration costs were included, the capital expenditures and investments for the exploration and production segment for the years 2001 and 2002 and the estimated capital expenditures and investments for 2003 would be RMB45,115 million, RMB50,646 million and RMB49,100 million, respectively.

Exploration and Production

The majority of our capital expenditures and investments relates to the exploration and production segment. Capital expenditures for exploration and production segment for the twelve months ended December 31, 2002 totalled RMB46,078 million, including RMB6,136 million for exploration activities and RMB35,558 million for development activities. Capital expenditures for the twelve months ended December 31, 2001 totalled RMB41,193 million, including RMB6,239 million for exploration activities and RMB29,444 million for development activities. The increase in our capital expenditures from the twelve months ended December 31, 2001 to the twelve months ended December 31, 2002 was due primarily to increases in capital expenditures for expanding the Group's overseas exploration and development business and for upstream development projects in relation to the Project and increases in expenses for development activities resulting from an appropriate increase in the crude oil production capacity under high oil price.

We anticipate that for the year ending December 31, 2003, capital expenditures and investments will be RMB49,100 million for the exploration and production segment of the Group, of which RMB44,280 million will be capital expenditures. Approximately RMB7,609 million of the capital expenditures is expected to be used for exploration activities for oil and gas and approximately RMB34,371 million for development activities for oil and gas. We plan to focus our gas exploration in Tarim Basin and our oil exploration in Ordos Basin, Junggar Basin and Songliao Basin.

Refining and Marketing

Capital expenditures for our refining and marketing segment for the twelve months ended December 31, 2002 totalled RMB11,327 million, of which RMB5,652 million was spent on the expansion of our refined products retail marketing network and storage infrastructure facilities, and RMB5,675 million was spent on the renovation of our refining facilities. Total capital expenditures for the twelve months ended December 31, 2001 were RMB11,416 million. The capital expenditures for refining and marketing segment for the twelve months ended December 31, 2002 were basically maintained at the same level as the capital expenditures for refining and marketing segment for the twelve months ended December 31, 2001.

We anticipate that capital expenditures and investments for our refining and marketing segment for the year ended December 31, 2003 will amount to RMB9,463 million, which include:

- approximately RMB4,800 million for the construction and expansion of refining facilities;
- approximately RMB4,663 million for investments in our refined products sales network in order to add more service stations and storage facilities.

Chemicals and Marketing

Capital expenditures for our chemicals and marketing segment for the twelve months ended December 31, 2002 decreased 21.84% from RMB4,062 million for the twelve months ended December 31, 2001 to RMB3,175 million for the twelve months ended December 31, 2002. The decrease in capital expenditures was due primarily to our insistence on making prudent investment and our adoption of a more rigorous return-based evaluation system, leading to a stricter control over and a decrease in capital expenditures for the chemicals and marketing segment.

We anticipate that capital expenditures and investments for the chemicals and marketing segment of the Group for the year ending December 31, 2003 will amount to RMB5,737 million, which include the expenditures for expanding the capacity and transforming the Daqing petrochemical ethylene installations.

Natural Gas and Pipeline

Capital expenditures for our natural gas and pipeline segment for the twelve months ended December 31, 2002 totalled RMB13,013 million, of which RMB12,115 million was spent on the construction of long distance pipeline including RMB9,239 million spent on the Project. Capital expenditures for the twelve months ended December 31, 2001 totalled RMB4,557 million. The increase in our capital expenditures was due primarily to an increase in capital expenditures for the Project, the construction of which had been fully commenced and welding work of the principal part of the Jingbian-Shanghai pipeline section had been substantially completed.

We anticipate that capital expenditures and investments for our natural gas and pipeline segment for the year ended December 31, 2003 will amount to RMB17,000 million, of which approximately RMB14,000 million is expected to be invested in the Project and RMB1,600 million for the Zhong-Wu and the second Shaanxi-Beijing natural gas pipelines, approximately RMB900 million to be invested in the natural gas storage infrastructure projects and other natural gas pipeline and approximately RMB500 million to be invested in the pipeline for the transmission of crude oil and refined products.

Others

Our non-segment-specific capital expenditures for the twelve months ended December 31, 2001 and December 31, 2002 were RMB321 million and RMB133 million, respectively. Our





non-segment-specific capital expenditures related primarily to non-segment-specific equipment purchases and research and development activities.

We anticipate that the Group's non-segment-specific capital expenditures and investments for the year ending December 31, 2003 will amount to RMB600 million, which will be used primarily for the construction work of various segments for their mutual benefits.

Material Investment

On July 4, 2002, the Company signed a Joint Venture Framework Agreement in Beijing with a group of international energy companies (the "International Consortium") and the construction of the Project has fully commenced.

The International Consortium comprises of six international energy companies including Shell International Gas Limited ("Shell"), OAO Gazprom ("Gazprom") and ExxonMobil China Gas Pipeline Limited ("ExxonMobil"), which are partners for the Company for the development, construction and operation of the Project. Shell, Gazprom and ExxonMobil lead the International Consortium and will hold equal interest in the Project.

The Company, the International Consortium and China Petroleum & Chemical Corporation ("Sinopec") will hold 50%, 45% and 5% interests in the Project respectively. The Project will have a cooperation term of 45 years.

The completion and operation of the Project will result in the rapid growth of the Company's natural gas sales through the development of the substantial natural gas reserves in the Tarim basin. The Project is expected to increase the Company's profitability in the coming years and generate attractive returns for the Company. In addition, the Project will further strengthen the Company's position in the natural gas market in China.

It is expected that a total amount of RMB27.3 billion will be required for investing in the development and production of natural gas fields for the purpose of providing gas to the West-East gas pipelines for 45 years. The Company and the International Consortium will be responsible for financing the development and production of natural gas fields based on their respective interests in each of the upstream projects. It is anticipated that the Pipeline Contractual Joint Venture will require a total investment of approximately RMB43.5 billion, 35% of which will be provided by the Company, Sinopec and the International Consortium in the form of equity capital in proportion to their respective interests in the Pipeline Contractual Joint Venture, and 65% of which will be provided by way of debt financing. The Company's equity investment in pipeline co-operation is estimated at approximately RMB7.6 billion. At present, the total amount of investment in the Sales Contractual Joint Venture has not yet been determined, but is expected to be fairly limited.

The Company's expected total equity investment in the upstream projects and the Pipeline Contractual Joint Venture is approximately RMB22.6 billion. The Company expects the pipeline and the upstream projects to earn respective returns of 12% and about 15% after tax in real terms.

The Board of Directors believes that the Project is strategically important to the Company in terms of enhancing the Company's value, economic efficiency and competitiveness.

Major Acquisition or Disposal

The Group did not have any major acquisition or disposal in the year ended December 31, 2002.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi. However, a portion of our Renminbi revenue is converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials.

Renminbi is not a freely convertible currency. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates, even though the PRC government is currently implementing a stable foreign exchange policy and holds a tremendous amount of foreign exchange reserves. The fluctuations in Renminbi exchange rates will affect our ability to perform our foreign exchange





obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong Dollar or to pay dividends in respect of American Depositary Shares in United States Dollar. We believe that the Company is or will be able to obtain sufficient foreign exchange for the performance of such obligations. We do not hedge against currency risks through the use of financial contracts or other agreements.

Crude Oil and Natural Gas Price Risk

The business operation of the Company is affected by the price fluctuation of crude oil and natural gas. The Company determines the benchmark price of crude oil monthly based on the crude oil price in Singapore market. The PRC government promulgates the retail medium guidance prices for gasoline and diesel in the PRC market based on the offshore trading prices of gasoline and diesel in Singapore, Rotterdam and New York markets in the previous period. In 2002, the retail medium guidance prices for gasoline and diesel in the PRC market were adjusted four times.

Historically, prices of crude oil and refined products in international market fluctuated tremendously due to changes in many factors such as global and regional development of economic and political environments (e.g. suspension of supply arising from war or terrorism, effect on demand for crude oil and refined products resulted from growth or shrinkage of the global economy), and global and regional demand and supply of crude oil and refined products. It is and will still be very difficult for the Company to control the factors affecting the international crude oil and refined products prices. The Company anticipates that international crude oil and refined products prices will remain unstable and uncertain. Decline of crude oil price will affect business activities, operation results, financial conditions as well as the value of proved reserves of the Company.

Industrial Risk

Like other crude oil and natural gas companies in the PRC, the business activities of the Company are subject to regulation and control of the PRC government in many aspects such as grant of exploration and production licence, special tax to be imposed relating to the industry and environmental and safety standard, which may affect the business operation of the Company. As such, the Company may be subject to a substantial restriction when implementing its business strategy, when developing and expanding its business or when maximising its profitability. Any future change in the PRC government's policy on crude oil and natural gas industry may also affect the business operation of the Company.

Employees

Number of Employees

As at December 31, 2001 and December 31, 2002, we had 422,554 and 419,598 employees respectively. The table below sets forth the number of our employees by business segment as at December 31, 2002:

	Number of Employees	% of total
Exploration and production	233,885	55.74
Refining and marketing	113,355	27.02
Chemicals and marketing	59,292	14.13
Natural gas and pipeline	10,332	2.46
Other*	2,734	0.65
Total	419,598	100.00

*Note:Including employees of exploration research and development centre, planning centre, headquarters and professional management.

Remuneration

The total remuneration payable by the Company for the twelve months ended December 31, 2002 was RMB10,631 million, being the total monthly salaries of our employees during the reporting period. Compensation of our employees is determined according to industry practice and the actual conditions of the Company, and based on the principles of attracting and retaining the best people and motivating all staff for the realisation of the best results.

Our senior management remuneration system links senior management members' financial interests (including those of our executive directors and our supervisors) with the Company's operating results and the market performance of our shares. Our senior management members have entered into performance contracts with us. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, and return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.



	Basic salary (%)	Stock appreciation rights (%)	Performance bonus (%)
Chairman	30	70	0
President	25	60	15
Vice President	25	60	15
Department General Manager	25	50	25

Details of the directors' and supervisors' emoluments for the twelve months ended December 31, 2001 and the twelve months ended December 31, 2002 are as follows:

	For the twelve months ended December 31	
	2002	2001
	RMB thousand	RMB thousand
Fees for directors and supervisors	128	170
Salaries, allowances and other benefits	1,042	1,104
Contribution to retirement benefit scheme	25	23
	1,195	1,297

The numbers of directors and supervisors whose fees fall within the following band:

	For the twelve months ended December 31	
	2002	2001
	Number of Persons	Number of Persons
Nil — RMB1,000,000	13	12

Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

- Employee Separation Plan

During the period from 1999 to 2002, a total of 58.3 thousand people were laid off, which has met the target of laying off 50,000 employees committed originally by the Company.

The Company has no new plan to further reduce its workforce in large number in the next few years, but may reduce its workforce in small number, taking into consideration the progress of the shut-down of production installations of low efficiency or those which are suffering loss.

- Training Programmes

In order to enhance the Company's competitiveness and to prepare the Company for the new challenges after China's accession to the WTO so that it will be able to cope well with the keen competition in the international market in the future and in order for the Company to become a transnational company able to compete with other international players, the Company has, from this year onwards, adopted a "143 Training Programme" for the training of high-calibre personnel. Under this programme, 100 entrepreneural operation and management





officers (entrepreneurs), 400 senior technical personnel and 300 senior professionals will receive training over a period of approximately five years. They will, for example, study degree courses, conduct research on particular topics and receive on-the-job training at reputable overseas universities, training institutions and relevant companies. This team of high-calibre personnel is expected to enable the Company to increase its competiveness in the international market.

- Basic Medical Insurance for Employees

Since October 1, 2002, the Company has implemented basic medical insurance measures for employees (the "Measures") and other companies within the Group have also generally adopted such Measures.

According to the Measures, the employer will make contributions to the basic medical insurance premium at 6% to 10% of the employees' salaries. As the implementation of the Measures is subject to local policies, the implementation dates vary and there are certain differences among the specific regulations issued by various cities on the basic medical insurance for employees.

As the difference between the amount to be paid by the Company in relation to basic medical insurance premium and that under the original payment terms for employees medical expenses is not substantial, there was little effect on the Company's financial position and no material effect on either the consolidated profit and loss account or the consolidated balance sheet.

Contingent Liabilities

Information on the Group's contingent liabilities as of December 31, 2002 is as follows:

- Bank and Other Guarantees

As at December 31, 2002, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

- Environmental Liabilities

The PRC has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot be estimated at present, and could be material. Under the existing legislation, however, the management of the Group believes that there are no probable environmental liabilities, except those amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

- Legal Contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in certain other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

○ Leasing of Roads, Land and Buildings

According to the Restructuring Agreement entered into between the Company and the CNPC Group, the CNPC Group has undertaken to the Company the following: the CNPC Group will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from the CNPC Group, within one year from August, September and October 1999 when the relevant entitlement certificates were issued; the CNPC Group will complete, within one year of November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and the CNPC Group will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by the CNPC Group, before November 5, 2000.

As at December 31, 2002, the CNPC Group has obtained formal land use right certificates in relation to 22,670 out of the 28,649 above-mentioned parcels of land and some building ownership certificates, but has completed none of the necessary governmental procedures for the collectively-owned land on which the service stations are located. The directors of the Company believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed, and that these will not have material adverse effect on the results of operations or the financial position of the Group.

○ Group Insurance

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in the PRC. While the effect of such under-insurance on future



incidents cannot be reasonably assessed at present, the Group's management believes that it could have a material impact on the operating results in the future, but would not have material adverse impact on the financial position of the Group.

- Cost Reduction Measures

The Company may further streamline production and operation facilities within the next several years to further improve the operating efficiency and competitiveness of the Company. The management has not approved all significant actions to be taken to complete such measures. The management does not believe that it will have material adverse impact on the Group's financial position, but it could have material adverse effect on the Group's results of operations.

Integration of A Shares

The Company entered into a share transfer agreement and share custody agreement with Xi'an Feitian Science, Industrial and Trading Group Company Limited ("Xi'an Feitian") and Wuhan Luzhou Enterprise (Group) Company Limited ("Wuhan Luzhou") on May 23, 2002. The share transfer agreement provides that the Company shall transfer 27% and 8.90% of the state-owned legal person shares in Petroleum Long Champ (Group) Co., Ltd. ("Long Champ") to Xi'an Feitian and Wuhan Luzhou respectively. The share transfer agreement was approved by the Ministry of Finance of the PRC on December 31, 2002. The Company ceased to have any interest in Long Champ after the share transfer.

The Company entered into a share transfer agreement with China Electronic Information Industrial Group Company ("China Electronic") on July 12, 2002. The share transfer agreement provides that the Company shall transfer 51.60% of the state-owned legal person shares in Gansu Tristar Petrochemical (Group) Co., Ltd. ("Tristar") to China Electronic. On July 25, 2002, the Ministry of Finance granted its approval to the transfer of the state-owned legal person shares in Tristar. A waiver from acquisition of all stock shares was granted by the China

Securities Regulatory Commission in respect of the share transfer on December 30, 2002. The Company ceased to have any interest in Tristar after the share transfer.

The entire proceeds from the transfer of shares in Long Champ and Tristar are used for the production and operations of the core business of the Company.

Acquisition of service stations

The Company and the CNPC Group signed an agreement on September 26, 2002 whereby the Company has acquired from the CNPC Group all the assets and liabilities of 686 unlisted sales enterprises. The assets acquired mainly comprise of 2,994 service stations, 478 storage facilities, 5,337 pieces of land (with a total area of 53.38 million square metres) and some office buildings that are located in more than 500 counties in 15 provinces or autonomous regions of the PRC.

The Directors of the Company are of the opinion that such unlisted sales enterprises have shared more than 80% of their local market in respect of refined products, more than 60% of their local retail market and own the resources including associated service stations, storage facilities and stable clients which provide the Company with an important platform for expansion of the sales and distribution network and development of the retail distribution.

The Directors of the Company are of the opinion that the operating loss continuously suffered by unlisted sales enterprises in the past two years was due primarily to the lack of funds, the decrease in sales and the existence of too many redundant employees, which had driven up the cost. The profitability of the acquired assets can be remarkably improved and better prospects for profits can be achieved through continued restructuring. It is anticipated that the expansion of the retail proportion will lead to an increase in gross profit and in the total sales revenue of the Company. The acquisitions will further improve the Company's sales and distribution network, increase its control over the market and its overall resistance against market risks.

CORPORATE GOVERNANCE STRUCTURE

The Company has always complied with the Company Law and the Securities Law of the PRC, the relevant laws and regulations of China Securities Regulatory Commission, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and other relevant laws and regulations. In order to enhance corporate value and to maintain a steady growth in its business, the Company has continued to regulate and improve its corporate governance structure and have shareholders' meetings, a Board of Directors and corresponding professional committees, a Supervisory Committee and a management team headed by the President. These bodies coordinate to check and balance the powers of each other, as well as to discharge their functions in a regulated manner. The Company has been regulating the internal management and operations in a strict manner in accordance with the provisions of relevant documents such as its Articles of Association, Work Manual of the Board of Directors and Organisation and Rules of Procedure of the Supervisory Committee.

Outline of these rules are as follows:

In relation to Shareholders and shareholders' meetings: In order to ensure that all shareholders of the Company enjoy equal status and are able to exercise their rights effectively, the Company holds shareholders' meetings each year in strict compliance with the requirements of the Standard Opinion regarding Shareholders' Meetings promulgated by the China Securities Regulatory Commission. In 2002, in addition to the annual general meeting for 2001, the Company held an extraordinary shareholders' meeting, at which 15 resolutions were passed, including those in relation to the election of the Directors and members of the Supervisory Committee,and in relation to the approval of the continuing connected transactions of the Company. In order to ensure that connected transactions are conducted in fair and reasonable manner, the CNPC Group, a connected shareholder of the Company, had abstained from voting at the extraordinary shareholders' meeting held for approving the connected transactions as notified in the circular to the shareholders. Independent non-executive Directors of the Company have also ensured that full disclosure has been made of the details and performance of the connected transactions each year.

In relation to Directors and Board of Directors: The Directors and the Board of Directors of the Company have discharged their duties in respect of corporate governance in a conscientious and responsible manner and are accountable to the shareholders of the Company. The Company has elected its Directors in strict compliance with the directors election procedures set out in its Articles of Association and the election of directors in 2002 was completed smoothly.



The size and composition of the second Board of Directors of the Company are in compliance with the relevant laws, regulations and the Company's Articles of Association. All Directors have attended board meetings in a conscientious and responsible manner and have discharged their duties (such as to make decisions on major issues for the Company, to appoint or dismiss and supervise the executives of the Company and to communicate with the shareholders) conscientiously and diligently. The Company has adopted the independent directors system, whereby three independent non-executive Directors have been appointed to the Board of Directors. The independent non-executive Directors protect the interest of the minority shareholders independently and objectively and check and balance the interests of the substantial shareholders and the minority shareholders when the Board of Directors makes its decision.

Four professional committees have been set up under the Board of Directors to assist the Board of Directors in making decisions. The professional committees are:

Auditing Committee, the duties of which include: to monitor material financial policies of the Company, financial reporting logistics, major rules and systems and the legality and effectiveness of major business activities; to review auditing plan and reports prepared by the internal auditing department and execute auditing work specified by the Board of Directors; to inspect and supervise the auditors' auditing work; and to monitor compliance in relation to connected transactions.

Investment and Development Committee, the duties of which include: to study strategic plans proposed by the President and submit to the Board of Directors its recommendation in respect of investment and development; to study the annual investment plan proposed by the President and submit to the Board of Directors its examination opinions; and to review the feasibility study in relation to any material investment project to be decided by the Board of Directors and submit its proposal to the Board of Directors.

Examination and Remuneration Committee, the duties of which include: to organise the assessment of the President and submit report to the Board of Directors; to supervise the assessments led by the President in relation to the performance of the Senior Vice President, Vice Presidents, Chief Financial Officer and other members of the senior management of the Company; and to study the Company's incentive scheme, remuneration system and share option scheme, monitor and evaluate the effects of implementation of these schemes and to provide its opinions for further improvement or perfection.

Health, Safety and Environmental Protection Committee, the duties of which include: to monitor the effective implementation of the Company's HSE scheme; to make proposal to the Board of Directors or the President in relation to any major decision on health, safety and environment; and to make inquiry in relation to the occurrence of and responsibility for any material accident, and to inspect and supervise the handling of any material accident.

In 2002, the Company held four regular board meetings (at which 21 resolutions were passed), two extraordinary board meetings (at which two resolutions were passed) and five professional committee meetings.

In relation to the Supervisors and Supervisory Committee: The election of the Supervisory Committee of the Company in 2002 was completed smoothly. The size and composition of the second Supervisory Committee of the Company are both in compliance with the relevant laws, regulations and the Company's Articles of Association. Members of the Supervisory Committee include one Supervisor elected by the employees' representatives and two independent non-executive Supervisors. The Supervisory Committee has formulated the Organisation and Rules of Procedure of the Supervisory Committee. The Supervisors have discharged their duties conscientiously, procured that the Supervisory Committee meetings were


PetroChina
中国石油



convened in accordance with the requirement of the Organisation and Rules of Procedure of the Supervisory Committee, attended all the board meetings as non-voting delegates, and persistently reported their work at the shareholders' meetings and submitted the Supervisory Committee's reports and related proposals to the shareholders' meetings. In line with the spirit of accountability to all the shareholders, the Supervisory Committee has supervised the legality and regularity of the Company's financial affairs and the performance of the Company's Directors, managers and other members of the senior management, and has participated actively in the Company's material affairs such as production, operation and investment projects and has raised many constructive proposals.

In relation to the mechanism for assessment of performance and for encouragement and restrictions: The appointment and dismissal of members of the senior management of the Company have been conducted in an open and transparent manner and in compliance with the relevant laws, regulations and the Articles of Association. The Company has formulated and implemented encouragement policies such as Standards for Senior Management Share Option Scheme and Remuneration Standards for Senior Management. The selection and appointment of regional deputy general managers of the Company has been conducted either on the basis of competition among candidates who outnumber the positions or on the basis of a company-wide competition, and the policy of appointing the best candidate in the job competition has been implemented in the headquarters of the Company, which have improved the transparency of the work of human resources and formed an open, just and fair mechanism for selection and employment.

Disclosure of information and transparency: The Secretary to the Board of Directors of the Company and the Secretariat under his leadership are responsible for the disclosure of information and receiving visits by investors and answering their inquiries . In accordance with the provisions of the Company's Articles of Association and the regulatory rules of the place of listing, the Secretariat has disclosed true, accurate and complete information in a timely manner through various channels in order to ensure that all shareholders have equal opportunities to receive the information. In line with the spirit of accountability to all the shareholders, the Company has continued to enhance communication with its investors by various methods, responded in a timely manner as to issues raised by its investors, further strengthened and developed relationship with its investors, focused on the establishment and development of its relationship with the financial media, and enhanced coordination with the regulatory bodies and trading organisations. In addition, the Company has established a wide network of information collection to strictly monitor market information and developments and to report to the management of the Company in a timely manner any material or sensitive issues, the latest development of the capital market and feedback from the investors in relation to the Company. The Company has also provided investors with information disclosed to the public and documents for inspection, and has actively advertised through the media. The Company has also published its latest material development in a timely manner through news releases and its website where there is a specific section called "Investors", through which the investors may view information such as corporate information, various reports and announcements and information relating to road-show and business promotion.

In relation to the relationship between the CNPC Group and the Company: the CNPC Group, the controlling shareholder of the Company, has exercised its rights and interests as shareholder at shareholders' meetings in accordance with the laws. The CNPC Group has not interfered with the Company's decision-making, production or operation, nor has it prejudiced the lawful interests of the Company and other shareholders. The CNPC Group is independent of the Company in all aspects, including personnel deployment, assets, finance, organisation and business operations. At the time of listing of the Company, the Company and the CNPC Group had entered into a Non-competition Agreement which ensures that the CNPC Group will not engage either directly or indirectly in any business that is or may be in competition with any core business of the Company. The Board of Directors, the Supervisory Committee and the management team headed by the President of the Company also work independently.

Discharge of Duties by Independent Non-executive Directors: On the Board of Directors of the Company, there are three independent non-executive Directors who are not nominated by Shareholders elected in the shareholders' meeting. The three independent non-executive Directors are totally independent of the Company and its substantial shareholders, and do not hold any other position in the Company. The independent non-executive Directors have conscientiously discharged their duties in accordance with the Company's Articles of Association and the relevant laws and regulations. They have actively attended meetings of the Board of Directors, participated in discussions leading to decisions on material issues, commented on the regulated running and operations of the Company based on their rich professional knowledge and experience, commented on whether the connected transactions have complied with the waiver requirements of the regulators in the place of listing and on their fairness and reasonableness, ensured that the connected transactions are fair and reasonable, reviewed and formed independent opinion on asset restructuring and connected transactions and others. Independent non-executive Directors have also participated in the work of the audit committee and the examination and remuneration committee. The independent non-executive Directors have made important contributions to the protection of the Company's interest and the lawful rights and interests of all the shareholders, as well as to the promotion of the development of the Company.



REPORT OF DIRECTORS

The board of directors (the "Board of Directors") of PetroChina Company Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended December 31, 2002.

Group Activities

The Group is engaged in a broad range of petroleum-related activities, including:

- the exploration, development, production and sale of crude oil and natural gas;
- the refining, transportation, storage and marketing of crude oil and petroleum products;
- the production and sale of basic petrochemical products, derivative chemical products and other chemical products; and
- the transmission of natural gas and crude oil and sale of natural gas.

The operating segment information on these areas is set out in note 37 to the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

The principal subsidiaries in which the Company had material interests and which could significantly affect the results or assets of the Group are set out in note 16 to the financial statements prepared in accordance with IFRS.

New Share Issue and Share Capital Structure

The Company issued 15,824,176,200 H shares (including H shares underlying American Depositary Shares ("ADSs")) in April 2000. At the same time, China National Petroleum Corporation (the "CNPC Group")offered 1,758,241,800 of the shares held by it in the Company to the public. After the issue and offer, 17,582,418,000 shares in the Company were held by the public, representing 10% of the total share capital of the Company immediately after the issue. The net proceeds from the share issue amounting to RMB20,337 million were intended to fund the Company's capital expenditures and investments, provide additional funds for general corporate purposes, and to repay short-term borrowings from third party financial institutions. The Company's ADSs and H shares were listed on The New York Stock Exchange,Inc. (the"NYSE") and The Stock Exchange of Hong Kong Limited (the"HKSE") on April 6, 2000 and April 7, 2000 respectively.

The share capital of the Company in issue as fully paid or credited as fully paid as at December 31, 2002 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at December 31, 2002, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2002	Percentage of the total number of shares in issue as at December 31, 2002(%)
State-owned shares	158,241,758,000	90
Foreign-invested shares (H shares and ADSs)	17,582,418,000	10
Total	175,824,176,000	100

Shareholding of Substantial Shareholders

As at December 31, 2002, the register of substantial shareholders kept by the Company under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Cap.396 of the Laws of Hong Kong (the "SDI Ordinance") showed that the persons in the following table and notes are interested in 10% or more of the Company's H shares in issue:

	Shares	Number of shares	Percentage of the total number of in that class in issue (%)	Percentage of the total share capital (%)
The CNPC Group	State-owned shares	158,241,758,000	100.00	90.00
BP Investments China Limited*	H shares	3,516,484,000	20.00	2.00

*Note: BP Global Investments Limited has the same holdings through BP Investments China Limited. BP Amoco plc also has the same holdings through BP Global Investments Limited. and BP Investments China Limited.

As at December 31, 2002, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the substantial shareholder register kept pursuant to section 16(1) of the SDI Ordinance.

Repurchase, Sale or Redemption of Securities

Neither the Company nor any of its subsidiaries has sold any of the securities of the Company, nor has it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2002.

Dividends

The Board of Directors proposes to pay a final dividend of RMB0.069951 per share from the balance of 45% of the net profits for the twelve months ended December 31, 2002, less the interim dividend for 2002 paid on October 8, 2002. The proposed final dividend is subject to shareholders' approval at the annual general meeting to be held on May 28, 2003. The final



dividend of RMB0.069951 per share (inclusive of applicable tax) shall be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 28, 2003. The register of members will be closed from April 28, 2003 to May 28, 2003 inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4:00 p.m. on April 25, 2003.

According to Article 149 of the Articles of Association of the Company, dividends payable to the Company's shareholders shall be declared in RMB. Dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in Hong Kong Dollar. The exchange rate of Hong Kong Dollar shall be based on the average of the closing exchange rates for RMB to Hong Kong Dollar, as announced by the People's Bank of China for the week prior to the announcement of the dividend at the shareholders' meeting to be held on May 28, 2003.

Such final dividend will be paid on or about June 12, 2003.

Brief Biography of Directors, Secretary, Supervisors and Senior Management

Directors

- Chairman

Ma Fucai, aged 56, is Chairman of the Board of Directors. Mr Ma is also President of the CNPC Group. Mr Ma is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' experience in the oil and gas industry of the PRC. From February 1990 to December 1996, Mr Ma worked as a Deputy Director, Standing Deputy Director, and Director of Shengli Petroleum Administration Bureau, a subsidiary of China National Petroleum Company ("CNPC"). He worked as an Assistant President from November 1996 to December 1996, as Vice President of CNPC from December 1996 to April 1998, and concurrently as the Director of Daqing Petroleum Administration Bureau from June 1997 to November 1998. Mr Ma has been President of the CNPC Group since April 1998. Mr Ma has been the Chairman of the Company since November 5, 1999.



- Vice Chairmen

Wu Yaowen, aged 59, is a Vice Chairman of the Company. Mr Wu is also a Vice President of the CNPC Group. Mr Wu is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' experience in the oil and gas industry of the PRC. From 1983 to 1986, Mr Wu worked as the Deputy General Manager of the Nanhuanghai Oil Company under the Ministry of Petroleum Industry. From 1986 to 1988, Mr Wu was the Director of Qinghai Petroleum Administration Bureau. From 1988 to 1994, Mr Wu worked as chief petroleum engineer of the Ministry of Energy, Head of the Energy Industry Department and Vice Director of the Preparatory Committee of the Communications and Energy Department under the State Planning Commission. He was appointed Director of International Cooperation Office of CNPC in May 1994, an Assistant President in March 1996 and a Vice President of CNPC in December 1996. He has been a Vice President of the CNPC Group since April 1998. Mr Wu has been a Director of the Company since November 5, 1999, and a Vice Chairman since December 3, 2002.

Ren Chuanjun, aged 58, is a Vice Chairman of the Company. Mr Ren is also a Vice President of the CNPC Group. Mr Ren is a senior economist and graduated from Hefei University of Industries. He has over 30 years' experience in the oil and gas and chemical fibres industries of the PRC. Mr Ren worked as the Deputy General Manager and General Manager of Yizheng Joint Corporation of Chemical Fibre Industry from 1983. From 1994, he worked as the Vice President of China National Textile Council as well as the Vice Chairman of the board of Yizheng Joint Corporation of Chemical Fibre Industry and Yizheng Chemical Fibre Company Limited. Mr Ren has been a Vice President of the CNPC Group since April 1998. He was appointed a Director and Senior Vice President of the Company on November 5, 1999. He has been a Vice Chairman of the Company since December 3, 2002.





• Executive Directors

Chen Geng, aged 56, is a Director and President of the Company. Mr Chen is a senior economist, graduated from the Beijing Economics Institute (now renamed as the Capital University of Economics and Trade) and has over 30 years' work experience in the oil and gas industry of the PRC. From 1983 to 2001, Mr Chen was Deputy Director of Changqing Petroleum Exploration Bureau, Deputy Director of the Labour Department under the Ministry of Petroleum Industry, Director of Labour Bureau of CNPC, Assistant President of CNPC, Vice President of CNPC, Deputy Director of the State Petroleum and Chemical Industry Bureau and Vice President of the CNPC Group. He has been a Director of the Company since June 8, 2001 and the President since December 3, 2002.

Su Shulin, aged 40, is a Director and Senior Vice President of the Company. Mr Su has a Master's degree and is a senior engineer graduated from Daqing Petroleum Institute and Harbin University of Engineering. He has many years' work experience in the oil and gas industry of the PRC. Since 1996, Mr Su has worked as Director's Assistant of Daiqing Petroleum Administration Bureau and the Department Head, Standing Deputy Director and Director of the First Oil and Natural Gas Development Department. He was appointed a Vice President of the Company on November 5, 1999 and is also the Chairman and General Manager of the Company's subsidiary Daqing Oil Field Company Limited. Mr Su has been appointed a Director of the Company since November 2002, and Senior Vice President since December 3, 2002.

Wang Fucheng, aged 52, is a Director and a Vice President of the Company. Mr Wang is a senior economist, graduated from the Shandong Teacher's University and has over 30 years' work experience in the oil and gas industry of the PRC. Mr Wang has worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to 1999, Mr Wang worked as Senior Executive of the Shengli Oil Field, Deputy Director of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr Wang has been a Director of the Company since June 2000 and Vice President of the Company since July 2000.

• Non-executive Directors

Zheng Hu, aged 56, is a Director of the Company and a Vice President of the CNPC Group. Mr Zheng is a senior engineer and graduated from Beijing Petroleum Institute in 1970. He has over 30 years' work experience in the oil and gas industry of the PRC. From 1990 to 1992, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology Development Corporation, China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of the CNPC Group. Mr Zheng is currently Vice President of the CNPC Group. He has been a Director of the Company since June 30, 2000.

Gong Huazhang, aged 56, is a Director of the Company. Mr Gong is also General Accountant of the CNPC Group. Mr Gong is a senior accountant, graduated from Yangzhou Business School. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Gong worked as Chief Accountant, Deputy Director and Director of Finance Bureau of CNPC from 1991. He has been Director of Finance and Assets Department of the CNPC Group since October 1998 and has been General Accountant of the CNPC Group since February 1999. Mr Gong has been a Director of the Company since November 5, 1999.

Zou Haifeng, aged 56, is a Director of the Company. Mr Zou is also a Deputy Manager of Jilin Chemical Industrial Corporation and Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr Zou is a senior engineer, graduated from Northeastern Industry Institute. He has almost 30 years' work experience in the petrochemical industry. Since 1994, Mr Zou has been a Deputy Manager of Jilin Chemical Group Corporation, and the Director and Deputy Manager of Jilin Chemical Industrial Company Limited. He has been the Deputy Manager of Jilin Chemical Industrial Corporation, a subsidiary of the Company, since July 1999. Mr Zou has been Director of the Company since November 5, 1999.

- Independent Non-executive Directors

Chee-Chen Tung, aged 60, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited ("OOIL") and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's





degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce, an independent non-executive Director of Zhejiang Huhangyong Expressway Company Ltd., independent non-managing Director of Cathay Pacific Airways, member of the Port Development Board, Council member of the Hong Kong Trade Development Council and International Councillor of the Centre for Strategic & International Studies. Mr Tung is also the Chairman of the Hong Kong-America Centre, the Institute for Shipboard Education Foundation, and is the Chairman of the Advisory Council and member of the Board of Directors of the Hong Kong Polytechnic University, the Director of the International Academic Centre of the University of Pittsburgh and is a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr Tung has been appointed an independent non-executive Director since November 5, 1999.

Liu Hongru, aged 72, is an independent non-executive Director of the Company. Mr Liu graduated from the Faculty of Economics Department of University of Moscow in 1959 with an associate doctorate's degree. He has worked as a Vice Governor of the Agricultural Bank of China, a Vice Governor of the People's Bank of China, as a Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently a Deputy Director of the Economics Committee under the Chinese People's Political Consultative Conference, and concurrently serves as a Vice President of China Finance and Banking Society, a Vice President of China National Debt Association and President of the Shanghai Institute of Financial and Legal Studies. Mr Liu is also a professor at the Beijing University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon resignation from the post of independent Supervisor, he was appointed an independent non-executive Director of the Company on November 19, 2002.

Franco Bernabè, aged 54, is an independent non-executive Director of the Company. Mr Bernabè is the Chairman of the Franco Bernabè Group and Vice Chairman of H3G, a mobile telephone company which owns a third generation mobile licence in Italy. He is also Chairman of Kelyan, an internet professional services company of the Franco Bernabè Group. Mr Bernabè is at present a member of the board of Fiat and the TNT Post Group. He serves in the Executive Committee of the Italian Confederation of Industry, in the Board of the Peres Centre for Peace and in the International Board of the World Economic Forum. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. He was also a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabè has been appointed an independent non-executive Director of the Company since June 30, 2000.

- Secretary to the Board of Directors

Li Huaiqi, aged 53, is the Secretary to the Board of Directors of the Company and is a senior economist. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Li has worked in Daqing, Liaohe, Huabei and Nanhai. From 1992 to 1996, Mr Li worked as the Deputy Director of Foreign Affairs Bureau and Chairman of the Foreign Service Company of CNPC, and as the Director of Foreign Affairs Bureau of CNPC. In 1999 Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of the CNPC Group. Mr Li has been the Secretary to the Board of Directors of the Company since August 29, 2001.

Supervisors

Li Kecheng, aged 59, is Chairman of the Company's Supervisory Committee. Mr Li is a senior engineer and graduated from Beijing University of Science and Technology. He has over 30 years' work experience in the oil and gas industry of the PRC. From 1986 to 1992, Mr Li was the head of the Petroleum Pipeline Bureau and a senior executive of Northeastern Oil Transmission Administration. From November 1992, Mr Li held several senior administrative positions in CNPC and the CNPC Group. He has been the Chairman of the Company's Supervisory Committee since November 5, 1999.

Chen Weizhong, aged 58, is a Supervisor of the Company. Mr Chen is a senior auditor and graduated from Anhui Finance and Trade Institute. He has over 30 years' work experience in the oil and gas industry of the PRC. He was a Deputy Director of the Auditing Office of CNPC from 1993 to 1998, and a Deputy Director of the Auditing Bureau of CNPC. Mr Chen had been a Deputy Director and Director of the Auditing Department of the CNPC Group from October 1998. He has been a Supervisor of the Company since November 5,1999.



Wen Qingshan, aged 44, is a Supervisor of the Company. Mr Wen is a senior accountant, graduated from Jilin Yanbian University. He was the Deputy Chief Accountant of the Finance and Assets Department of the CNPC Group from November 1998, Deputy Director of the Finance and Assets Department of the CNPC Group from May 1999 and Director of the Finance and Assets Department of the CNPC



Group from May 2002. He has been a Supervisor of the Company since November 2002.

Bai Xinhe, aged 59, is a Supervisor and the head of the office of the Supervisory Committee of the Company. Mr Bai is a senior auditor and graduated from the Central Finance Institute. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Bai was Chief Auditor of the Auditing Department of CNPC from August 1988 to April 1998. He was the Chief Auditor of the Auditing Department of the CNPC Group from April 1998 to December 1998. Mr Bai had been the Deputy General Manager and General Manager of the Auditing Department of the Company from January 1999 to December 2001, during which period he was also the head of the office of the Supervisory Committee of the Company. Mr Bai has been the head of the office of the Supervisory Committee of the Company since December 2001, and has been a Supervisor since November 5, 1999.

Sun Chongren, aged 52, is a Supervisor of the Company and the employees' representative at the Company's Supervisory Committee. Mr Sun graduated from Huadong Petroleum Institute and has 30 years' experience in the oil and gas industry of the PRC. Mr Sun has worked at the Liaohe Petroleum Administration for 30 years. He has been a senior executive of Liaohe Petroleum Administration since 1996 and was the chairman of its labour union. Mr Sun has been a Supervisor of the Company since November 5,1999.

Zhang Youcai, aged 61, is an independent Supervisor of the Company. Mr Zhang is a professor, graduated from Nanjing University of Industries. He has over 30 years' work experience in corporate and finance. Mr Zhang was the manager of Nantong Chemical Fertilizer Factory, Deputy Director of Nantong Industrial Bureau and Deputy Head of Nantong Commission for Economic Planning as well as Deputy Mayor of Nantong. He has been the Mayor of Nantong from April 1984, Deputy Minister of the Ministry of Finance of the PRC between December 1989 and July 2002, and was also the Director of the State-owned Assets Administration of the PRC between May 1994 and July 1998. He has been an independent Supervisor of the Company since November 2002.

Wu Zhipan, aged 46, is an independent Supervisor of the Company. Mr Wu acquired a Doctor in Laws degree from School of Law, Beijing University, in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr Wu is currently the Vice-chancellor of the Beijing University. He is also an expert consultant of the Supreme People's Court, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and

President of the China Economic Law Research Institute Society. Mr Wu is the author of a large number of legal publications and has extensive work experience in the legal field. Mr Wu has been an independent supervisor of the Company since December 1999.

Other Senior Management

Wang Guoliang, aged 50, is Chief Financial Officer of the Company. Mr Wang owns a master degree and is a senior accountant. He graduated from the Heilongjiang Business College. He has over 20 years' work experience in the oil and gas industry of the PRC. Mr Wang worked as a Vice President of CNPC Finance Co. Ltd. from 1995 to 1997 and as a Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation from 1998 to 1999. He has been appointed the Chief Financial Officer of the Company since November 5, 1999.

Liu Baohe, aged 56, is a Vice President of the Company and General Manager in charge of exploration and production. Mr Liu is a senior engineer of professor grade and graduated from Beijing Petroleum Institute. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Liu was Deputy Director and Director of the Office of Production and Exploitation of CNPC from 1994 to 1997. Mr Liu was Director of the Department of Oil and Gas Exploitation of the CNPC Group from 1998 to 1999. From 1999 to August 2001, Mr Liu worked as the Deputy General Manager of the exploration and production branch of the Company. He has been a Vice President of the Company and General Manager of the exploration and production branch of the Company since September 2001.

Duan Wende, aged 51, is a Vice President of the Company. Mr Duan is a senior engineer and a postgraduate, graduated from the Postgraduate School of the Chinese Academy of Social Sciences in investment economics. He has over 30 years' work experience in the petrochemical industry of the PRC. From 1975 to August 2001, he was the Deputy Factory Manager of Fushun Factory No. 628 and a chemical fibres factory, Commander of Command Division of Fushun ethylene project, Deputy Factory Manager of an ethylene Factory, the Factory Manager of an acrylic fibres factory and a detergent factory, Deputy Manager and Manager of Fushun Petrochemical Corporation, and General Manager of Fushun Petrochemical Branch Company. He has been an Assistant President of the CNPC Group since August 2001. He has been appointed a Vice President of the Company since March 2002.



Jia Chengzao, aged 54, is the Chief Geologist of the Company. Mr Jia is a doctorate degree holder and a senior engineer. He graduated from Nanjing University and has over 25 years' work experience in the oil and geological industry of the PRC. From 1994, Mr Jia has worked as a Deputy Chief Geologist, Chief Geologist and Deputy Commander of Tarim Oil Exploration and Exploitation Headquarters. Since 1998 he has also been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of the CNPC Group. From 1999, Mr Jia worked as a Deputy General Manager of China Petroleum Tarim Oil Field Branch Company and a Vice President of the China Oil Exploration and Exploitation Research Institute. He has been the Chief Geologist of the Company since July 2000.

Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2002, other than Zou Haifeng, a Director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the Directors or Supervisors had any interest in any shares or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) required to be recorded in the register mentioned under section 29 of the SDI Ordinance or as otherwise notifiable to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of supervisors, which would be required to be notified as described above if they had been Directors.

As at December 31, 2002, the Company has not granted its Directors, Supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.

Service Contracts of Directors and Supervisors

No service contract existed or has been proposed between the Group and any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors have had a material personal interest, either directly or indirectly, in any contract of significance to which the Group was a party during the year.

Remuneration of Directors and Supervisors

Details of remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS in this Annual Report.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Group as at December 31, 2002 are set out in note 25 to the financial statements prepared in accordance with IFRS in this Annual Report.

Interest Capitalisation

Interest capitalisation for the Group for the year ended December 31, 2002 was RMB896 million.

Fixed Assets

Movements of fixed assets of the Group during the year are summarised in note 14 to the financial statements prepared in accordance with IFRS in this Annual Report.

Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

Reserves

Details of movements in reserves of the Group for the year ended December 31, 2002 are set out in note 27 to the financial statements prepared in accordance with IFRS in this Annual Report.

Statutory Common Welfare Fund

Details of the statutory common welfare fund, such as the nature, application and movements of the fund and the basis of its calculation, including the percentage and profit figure used for calculating the amounts, are set out in note 27 to the financial statements prepared in accordance with IFRS in this Annual Report.



Employees' Retirement Scheme

Details of the Company's employees' retirement scheme are set out in note 30 to the financial statements prepared in accordance with IFRS in this Annual Report.

Major Suppliers and Customers

The CNPC Group is the Group's largest supplier of goods and services and the aggregate purchase attributable to the CNPC Group was 37% of the total purchase of the Group's goods and services for 2002. The aggregate purchase attributable to the five largest suppliers of the Group was 39% of the Group's total purchase.

The aggregate revenue derived from the major customers is set out in note 35 to the financial statements prepared in accordance with IFRS in this Annual Report. The aggregate revenue derived from the five largest customers was less than 15% of the Group's total sales.

None of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Board of Directors were holding 5% or more of the Company's share capital) had any interest in any of the above-mentioned suppliers and customers.

Annual General Meeting

At the 2001 annual general meeting of the Company held on June 6, 2002, the following resolutions were passed:

(a) the Report of Directors for the year 2001 was approved;

(b) the Report of the Supervisory Committee for the year 2001 was approved;

(c) the final financial statement of the Company for the year 2001 was approved;

(d) the proposal for the payment of final dividend for the year 2001 was approved;

(e) the authorisation of the Board of Directors to pay the interim dividend for the year 2002 was approved; and

(f) the appointments of domestic and overseas accounting firms as accountants of the Company for 2002 were approved. It was decided that PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, would be appointed as the domestic accountant of the Company and PricewaterhouseCoopers, Certified Public Accountants, would be appointed as the international accountant of the Company for the year 2002. The term of the appointments shall commence from the conclusion of the 2001 Annual General Meeting to the conclusion of the Annual General Meeting for the year 2002, and the Board of Directors was authorised to fix the remuneration thereof.

Extraordinary General Meeting

At the extraordinary general meeting of the Company held on November 19, 2002, the following resolutions were passed:

(a) the following persons were elected or re-elected as members of the Board of Directors of the Company:

Ma Fucai

Wu Yaowen

Ren Chuanjun

Su Shulin

Gong Huazhang

Zou Haifeng

Chee-Chen Tung (as independent Director)

Liu Hongru (as independent Director)

(b) the following persons were elected or re-elected as members of the Supervisory Committee of the Company:

Li Kecheng

Chen Weizhong

Wen Qingshan

Bai Xinhe

Zhang Youcai (as independent Supervisor)

Wu Zhipan (as independent Supervisor)

(c) the continuing connected transactions as set out in the notice to the shareholders distributed by the Company on October 17, 2002 were approved in general and unconditionally. The Company hoped that such connected transactions would proceed on a continuing and regular basis in the normal course of business between the Company and its subsidiaries. At the same time, the Directors of the Company were authorised to take further actions and measures to further execute all necessary documents and take all steps which they deem as necessary, fit or favourable for the performance and/or realisation of the terms of such continuing connected transactions.



Connected Transactions

As the CNPC Group directly owns an aggregate of approximately 90% of the shares of the Company, transactions between the Group and the CNPC Group constitute connected transactions between the Group and the CNPC Group under the Listing Rules of the HKSE. The waiver in respect of such connected transactions granted by the HKSE at the time of the listing of the Company in Hong Kong expired on December 31, 2002. Since the connected transactions are ongoing transactions, the Company has further applied and obtained a new connected transactions waiver granted by the HKSE for the period from January 1, 2003 to December 31, 2005.

The Group and the CNPC Group will continue the connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and the CNPC Group continue to implement the Comprehensive Products and Services Agreement entered into on March 10, 2000 for the provision (1) by the Group to the CNPC Group and (2) by the CNPC Group to the Group, of a range of products and services which may be required and requested from time to time by either party.

(A) Products and Services to be provided by the Group to the CNPC Group

Under the Comprehensive Products and Services Agreement, products and services to be provided by the Group to the CNPC Group include such products as crude oil, natural gas, refined oil products, chemical products, and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection.

(B) Products and Services to be provided by the CNPC Group to the Group

The products and services to be provided by the CNPC Group to the Group are more numerous, both in terms of quantity and variety, than those to be provided by the Group to the CNPC Group. Products and services to be provided by the CNPC Group to the Group have been grouped together and categorized according to the following types of products and services:

(a) Construction and technical services;

(b) Production services;

(c) Supply of materials services;

(d) Social services;

(e) Ancillary services; and

(f) Financial services.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of the CNPC Group or the Group, as appropriate, providing the relevant products or services and the relevant members of the Group or the CNPC Group, as appropriate, requiring such products or services.

As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Products and Services Agreement, as such, they do not constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract

The Company and the CNPC Group continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which the CNPC Group has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, after the expiration of 10 years from the effective date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing







market prices, inflation or deflation and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between the Company and the CNPC Group. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by the CNPC Group. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between the CNPC Group and the Company.

4. Buildings Leasing Contract

The Company and the CNPC Group continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which the CNPC Group has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters.

The 191 buildings were leased at a price of RMB145 per square metre per year, that is, at an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Company is responsible for the payment of any governmental, legal or others administrative taxes and maintenance charges required to be paid in connection with these 191 buildings.

5. Intellectual Property Licensing Contracts

The Company and the CNPC Group continue to implement the three intellectual property licensing agreements entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, the CNPC Group has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC Group at no cost. These intellectual property rights relate to the assets and businesses of the CNPC Group, which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and the CNPC Group continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. As part of the restructuring, the CNPC Group transferred to the Company relevant rights and obligations under the 23 Production Sharing Contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to the CNPC Group's supervisory functions.

7. Guarantee of Debts Contract

The Company and the CNPC Group continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of the CNPC Group relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

In the Guarantee of Debts Contract, the CNPC Group has agreed to guarantee certain of the debts of the Company at no cost. As of the end of 2002, the total amount guaranteed was RMB939 million.

In relation to the connected transactions undertaken by the Group in 2002, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into in the ordinary and usual course of the business of the Company;

(ii) the connected transactions mentioned above have been entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(iii) the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favorable than terms available to independent third parties; and

(iv) where applicable, the connected transactions have been entered into within the annual limit for years 2000 to 2002. The annual limit for years 2000 to 2002 are as set out in the table below.

The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:

(i) all the connected transactions have received the approval of the Board of Directors;

(ii) all the connected transactions have been conducted in accordance with the terms of the agreements; and

(iii) all the connected transactions have been conducted within the limit set by the HKSE.



The Company applied for and adjusted the annual limit for connected transactions for years 2003 to 2005. The annual limit for years 2003 to 2005 are set out in the table below.

Category of Products and Services	Annual limit for years 2000 to 2002	Annual limit for years 2003 to 2005
A Products and services to be provided by the Group to the CNPC Group	12% of the sales revenue of the Group	10% of the sales revenue of the Group
B Products and services to be provided by the CNPC Group to the Group		
Construction and technical services	27% of the total operating expenses and capital expenditure of the Group	20% of the total operating expenses and capital expenditure of the Group
Production services	10% of the total operating expenses and capital expenditure of the Group	10% of the total operating expenses and capital expenditure of the Group
Supply of materials services	8% of the total operating expenses and capital expenditure of the Group	2% of the total operating expenses and capital expenditure of the Group
Social and ancillary services	RMB5.607 billion	RMB5 billion
Financial Services		
a) Aggregate of the average daily outstanding principal of loans and the total amount of interest paid in respect of these loans	RMB52.5 billion	unchanged
b) Aggregate of the average daily amount of deposits and the total amount of interest receipts in respect of these deposits	RMB4.5 billion	unchanged

The Company has added a Supplemental Buildings Leasing Agreement in the new connected transaction waiver

Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "Supplemental Buildings Agreement") with the CNPC Group on September 26, 2002 under which the CNPC Group agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and the CNPC Group will, based on any change in their production and operations and the change of the market prices, adjust the sizes and quantities of buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement once every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.

Connected Transactions with CNPC (HK)

As part of the restructuring of the CNPC Group and in preparation for the listing of the Company on HKSE, and as disclosed in the Company's prospectus dated March 27, 2000, the CNPC Group and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to the CNPC Group's role as representative of the PRC government) of the CNPC Group under certain contracts, including the Xinjiang Oil Field Production Sharing Contract dated July 1, 1996, entered into between the CNPC Group and Hafnium Limited ("Xinjiang Contract") and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between the CNPC Group and Beckbury International Limited ("Liaohe Contract"), were novated to the Company.

CNPC (Hong Kong) Limited ("CNPC (HK)") is a 57.5% owned subsidiary of the CNPC Group. The CNPC Group is also the Company's controlling shareholder which holds approximately 90% of the issued share capital of the Company. Upon the effective novation by the CNPC Group to the Company of the above interest in the Xinjiang Contract and the Liaohe Contract (the "PRC Oil Production Sharing Contracts"), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute connected transactions between the Company and CNPC (HK).

Summary of the major terms and conditions of these connected transactions under the PRC Oil Production Sharing Contracts are as follows:

(1) *Production and development cost sharing between the Company and CNPC (HK):* The Company and CNPC (HK) shall share the oil and natural gas produced from the Karamay Oilfield, as to 46% by the Company and 54% by CNPC (HK) and from the Leng Jiapu Oilfield, as to 30% by the Company and 70% by CNPC (HK). CNPC (HK) shall be responsible for 100% of the development costs in respect of the Karamay Oilfield. The Company is responsible for 30% and CNPC (HK) is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.



(2) *Provision of assistance by the Company to CNPC (HK):* The Company shall provide assistance to CNPC (HK), for inter alia: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 (approximately HK$390,000) for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and CNPC (HK) in accordance with procedures described in the PRC Oil Production Sharing Contracts.

(3) *Payment of training fees:* In the course of development and operations of each oilfield, CNPC (HK) shall pay the Company an amount of US$50,000 (approximately HK$390,000) annually for the training of personnel by the Company for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

(4) *Sale of crude oil by CNPC (HK) to the Company:* CNPC (HK) has the right to deliver its share of oil production from each of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the purchaser of the oil production attributable to CNPC (HK) from each of the Karamay Oilfield and the Leng Jiapu Oilfield is likely to be the CNPC Group or its affiliates, including the Company, which will accept delivery of oil produced in the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the entry of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to the CNPC Group or its affiliates, including the Company. As far as the Board of Directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon the Company to purchase oil production from the Karamay Oilfield and the Leng Jiapu Oilfield although, from a commercial perspective, the Company intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities or determined with reference to the prevailing price in arm's length transactions of crude oil of a similar quality in the main world markets, adjusted to take into account the terms of transportation, payment and other terms.

In the opinion of the independent non-executive Directors of the Company, the connected transactions have been:

(i) conducted on normal commercial terms and entered into in the ordinary and usual course of business of the Company; and

(ii) entered into: (a) in accordance with the terms of the PRC Oil Production Sharing Contracts; or (b) on terms no less favourable than the terms available to or from independent third parties.

Trust Deposits and Overdue Time Deposits

As at December 31, 2002, the Company did not have any trust deposits or irrecoverable overdue time deposits.

Compliance with the Code of Best Practice

Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Rules Governing the Listing of Securities on the HKSE.

Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.

Material Litigation

The Group was not involved in any material litigation or disputes in 2002.

Auditors

PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (certified public accountants in the PRC) were the Company's international and domestic auditors respectively in 2002. The Company has retained the above two firms of accountants since the date of its listing. A resolution to continue the appointment of international and domestic auditors for 2003 will be proposed at the annual general meeting of the Company which will be held on May 28, 2003.

By order of the Board

Ma Fucai

Chairman

Beijing, the PRC

March 31, 2003





Li Kecheng
Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2002, the Supervisory Committee has carried out their duties conscientiously and strictly in accordance with the relevant provisions of the Company Law of the PRC (the "Company Law"), the Articles of Association of the Company, and the Organisation and Rules of Procedure of the Supervisory Committee. During the year, the Supervisory Committee held four meetings, reviewed, discussed and passed 11 resolutions, completed the review of the 2001 annual report and the 2002 interim report; attended the annual general meeting for the year 2001 and the extraordinary general meeting for the year 2002 with the submission of two resolutions to the meeting, and attended four meetings of the Board of Directors of the Company as non-voting delegates with the submission of five written opinions of the Supervisory Committee in respect of its review of the final accounts, profit distribution plan (draft) and the assessment of the performance of the members at the Company's office of the President; held three hearings and received in these hearings eight reports relating to the finance of the Company, profit distribution, connected transactions and the assessment of the performance of the members of the office of the President submitted respectively by the Finance Department, PricewaterhouseCoopers Zhong Tian, Auditing Department, Supervisory Department and Human Resources Department; carried out two random auditing investigations into the finance of the Company, sampled eight departments to conduct auditing investigation and prepared 10 auditing investigation reports and consolidated reports, put forward 27 recommendations; conducted five supervisors inspection tours, prepared 5 inspection tour reports, raised 18 recommendations; and conducted a survey and research on specific issues during which five recommendations were made. Through the above activities, the Supervisory Committee has reinforced its supervision on the finance of the Company and on the senior management in the performance of their duties, and has enhanced the effect of supervision and protected the interests of the shareholders as well as the interests of the Company.

Upon the expiration of its term of office on December 3, 2002, the first Supervisory Committee had satisfactorily completed the various tasks to be completed during its three-year term of office, elected the chairman and members of the second Supervisory Committee and smoothly replaced the first Supervisory Committee with the second Supervisory Committee in accordance with the relevant provisions of the Company Law and the Articles of Association of the Company.

The Supervisory Committee is of the opinion that in 2002, all members of the Board of Directors and the senior management of the Company worked diligently towards fulfilling their duties. They contributed persistently to the development of the Company, diligently performed their management responsibilities, protected the best interests of the shareholders and complied with applicable laws and regulations of the PRC and the Articles of Association of the Company in fulfilling their duties. The Supervisory Committee is satisfied with the results achieved by the Company in 2002 and is fully confident in the prospects of the Company.

The Supervisory Committee has reviewed the unqualified financial statements of PricewaterhouseCoopers prepared on the basis of IFRS and is of the opinion that the report gives an objectve true and comprehensive view of the Company's financial position and operating results .

The Supervisory Committee hopes that the Company would further reinforce its efforts to



expand exploration of oil and gas, improve the structure of the Company and develop new markets for its products, and take all measures to procure technology advancements and innovative management in the Company, strive for the enhancement of its market competitiveness and profitability in order to achieve steady and continuous growth of the Company.

In 2003, the Supervisory Committee will continue to fulfil its duties to protect the interests of the Company and the shareholders, and to supervise the fulfillment of the Company's commitment to its shareholders as well as to endeavour in carrying out its duties satisfactorily and in strict compliance with the Articles of Association of the Company and the relevant laws and regulations.

By Order of the Supervisory Committee

Li Kecheng

Chairman of the Supervisory Committee

Beijing, the PRC

March 31, 2003

BUSINESS OPERATING REVIEW

The Company was established as a joint stock limited company with limited liability under the laws of the PRC on November 5, 1999 as part of the restructuring of the CNPC Group. In the restructuring, the CNPC Group, the parent company of the Company, injected into the Company most of the assets, liabilities and interests of the CNPC Group relating to its domestic exploration and production, refining and marketing, chemical products and natural gas businesses. The ADSs and H shares of the Company were listed on the NYSE and the HKSE on April 6, 2000 and April 7, 2000 respectively.

The Company is engaged in a broad range of petroleum-related activities, including:

- the exploration, development, production and sale of crude oil and natural gas;
- the refining, transportation, storage and marketing of crude oil and petroleum products;
- the production and sale of basic petrochemical products, derivative chemical products and other chemical products; and
- the transmission of natural gas and crude oil and sale of natural gas.

The Company is the largest producer of crude oil and natural gas in the PRC and one of the largest companies in the PRC in terms of sales.

Market Review

Crude Oil Market Review

International crude oil prices skyrocketed in 2002, increasing by US$16 per barrel, or as much as 87%, within one year. The annual average price for WTI, Brent and Minas crude oils in 2002 was US$26.19 per barrel, US$25.08 per barrel and US$25.72 per barrel respectively, representing a respective increase of US$0.34 per barrel, US$0.63 per barrel and US$1.65 per barrel over their annual average price in 2001. In response to the impact from international oil prices, domestic crude oil prices had increased significantly. However, the annual average prices for domestic crude oil remained lower than the 2001 level due to the lagged effects in the linkage of domestic crude oil prices to the international crude oil prices.

Crude oil imports continued to increase in 2002, rising by 15% over the previous year to a total of 69.41 million tons. In 2002, the domestic output of crude oil and crude oil process volume reached 168 million tons and 206 million tons respectively.

Refined Products Market Review

In general, the domestic market for refined products in 2002 achieved a steady increase in prices and consumption, a rough balance between supply and demand, a more reasonable commercial inventory and a healthy and orderly development of the market.



The prices of the domestic gasoline and diesel markets lagged behind the changes in international crude oil prices. Under the influence of both foreign and domestic factors, the price in the domestic market in 2002 fluctuated and the retail medium guidance prices for gasoline and diesel showed an increase, but the annual average reference retail medium guidance prices for both gasoline and diesel were lower than the 2001 level.

The national consumption of refined products was 122 million tons in 2002, and the demand and supply were balanced for most part of the year. However, a disparity began to emerge in the second half of the year between the variety of refined products supplied and the variety of refined products consumed. The most notable difference between supply and demand lies in that of gasoline which was slightly undersupplied, and that of diesel which had an oversupply. The national inventory of refined products declined from approximately 11 million tons at the beginning of 2002 to approximately 8.5 million tons at the end of that year.

In addition, due to the adoption by the State of a series of measures to put the distribution of refined products into order, the distribution of refined products has become more orderly. As a result of the continued integration in domestic retail of refined products, the community and regional private service stations were steadily replaced by major suppliers as the dominant distributors on the market.

Chemical Products Market Review

The global economy was gradually adjusted in 2002. Accordingly, the chemicals market saw a fluctuated but rising trend for prices, but the average prices of principal products remained slightly lower than those of 2001.

At the beginning of 2002, the global resources inventory was at a relatively low level. Economic recovery led to an increase in domestic demand for chemical products. There was a relatively large increase in imports as well as an increase in production capacity compared to the previous year. As a result, the supply and demand for the entire chemical products were more or less at a balance.

With the lowering of customs duties by the PRC in 2002, countries neighbouring Asia fixed their eyes more and more on the PRC market. In particular, the large-scale, low-cost ethylene production project newly constructed in the Middle East was also targeted at the PRC market. As a result, the competition in the domestic chemicals market of the PRC intensified, leading to a decline in the prices of domestic chemical products.

Company Business Review

Exploration and Production

As at December 31, 2002, the Company had proved reserves of approximately 10.94 billion barrels of crude oil and approximately 38,800 billion cubic feet of natural gas. For the twelve months ended December 31, 2002, the Company's annual total output of oil and gas amounted to 870.64 million barrels, including 769.81 million barrels of crude oil and 605.0 billion cubic feet of marketable natural gas, representing an average producstion of 2.109 million barrels of crude oil and 1.658 billion cubic feet of marketable natural gas per day. The Company sold 735 million barrels of crude oil and 588.4 billion cubic feet of natural gas. Approximately 73% of the crude oil sold by the Company was purchased by the refineries of the Company. For the twelve months ended December 31, 2002, the Company successfully reduced its lifting cost to US$4.32 per barrel from US$5.05 per barrel at the time of listing, which is basically close to that of other companies in the industry worldwide. The difference from the target of US$4.15 per barrel committed at the time of listing is due primarily to an increase in the Company's output of crude oil resulting from an increase of the price of crude oil compared with that at the time of listing, which in turn resulted in a relatively high cost for such additional output, which, however, still brought a relatively good return to the Company.

Refining and Marketing

For the twelve months ended December 31, 2002, the Company's refineries processed 569 million barrels of crude oil, or an average of 1.5589 million barrels per day. Approximately 94% of the crude oil processed in the Company's refineries was supplied by the exploration and production segment. The Company produced approximately 47.65 million tons of gasoline, diesel and kerosene and sold approximately 54.05 million tons of these products. The Company is actively expanding its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effect resulting



from the integration of refining and marketing. As at December 31, 2002, there were 13,160 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provides supervisory support. As at December 31, 2002, the Company owned and operated a crude oil pipeline network of approximately 9,215 kilometres and a refined products pipeline of 2,276 kilometres. The processing costs of the refining unit of the Company are also declining steadily, from RMB138 per ton to RMB136 per ton. By the end of 2002, the refining and marketing segment successfully achieved the cost reduction target committed by the Company at the time of listing.

In 2002, the Company completed the "catalyst project" in Dalian Petroleum Corporation (which processed 3.5 million tons of oil), marking the completion of supporting facilities for the oil refinery bases with a capacity of 10 million tons or more and the presence of a strong foundation for future centralised refinery work.

The Company acquired from the CNPC Group, in September 2002, its interest in 686 unlisted enterprises in the PRC, with the unlisted enterprises holding the ownership of 2,994 service stations. Details are set out in the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations" - "Acquisition of Service Stations".

Chemicals and Marketing

For the twelve months ended December 31, 2002, the Company produced 1.582 million tons of ethylene, 1.965 million tons of synthetic resin, 0.267 million tons of synthetic fibres, 0.214 million tons of synthetic rubber and 3.411 million tons of urea. Up to December 31, 2002, the chemicals and marketing segment successfully achieved the cost reduction target committed by the Company at the time of listing.

Natural Gas and Pipeline

The natural gas and pipeline segment is the Company's core business segment for further development. For the twelve months ended December 31, 2002, the Company produced 605.0 billion cubic feet of marketable natural gas, of which 486.3 billion cubic feet was sold through the natural gas and pipeline segment. The Company currently owns and operates 13,391 kilometres of regional natural gas pipeline networks, of which 12,299 kilometres are operated by the natural gas and pipeline segment.

After the Se-Ning-Lan Pipeline was completed and put into operation, the capacity of natural gas transmission has been increased. The State Development Planning Commission's approval on the feasibility study in relation to the Zhong-Wu Pipeline was obtained in November 2002 and part of the control engineering work for this pipeline project has been commenced. The Company has also commenced the preparatory work for construction of the pipelines, which can be commenced in full scale immediately after obtaining the approval from the State Development Planning Commission. The Cang-Zi Pipeline was completed and put into operation in March 2002. The Lan-Cheng-Yu Pipeline for refined products has been completed and put into operation in November 2002 and has been in smooth operation since then. The construction of the West-East Gas Pipeline Project commenced in July 2002 and has been advancing smoothly. The major engineering work for its eastern section has basically been completed and the Yellow River has been tunnelled through at Yanshuiguan. The completion of the Se-Ning-Lan Pipeline, the Zhong-Wu Pipeline, the Cang-Zi Pipeline, the Lan-Cheng-Yu Pipeline and the West-East Gas Pipeline will serve as a strong and solid foundation for the further development of the natural gas and pipeline segment.

Details of the West-East Gas Pipeline Project are set out in the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations" - "Material Investments".

Overseas Business Development

In 2002, the Company achieved breakthrough development in respect of its overseas business and conducted research and assessment of more than 20 overseas project opportunities.In 2002, the Company acquired all the share capital in Devon Energy Indonesia Ltd., a company in Indonesia engaged in exploration and production of crude oil and natural gas, and as a result acquired interests of 4.27 million barrels of oil equivalent.





CRUDE OIL AND NATURAL GAS RESERVES INFORMATION

The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 2000, 2001 and 2002. This table is formulated on the basis of a report prepared by DeGolyer and MacNaughton, an independent engineering consultancy company.

	Crude Oil (millions of barrels)	Natural Gas (billion cubic feet)	Combined (millions of barrels of oil equivalent)
Proved Developed and Undeveloped Reserves			
Reserves as of December 31, 2000	11,031.8	32,532.6	16,453.9
Revisions of previous estimates	189.6	487.6	270.9
Extensions and discoveries	360.4	3,773.4	989.3
Improved recovery	140.8	35.8	146.7
Production for the year	-763.5	-726.8	-884.6
Reserves as of December 31, 2001	10,959.1	36,102.6	16,976.2
Revisions of previous estimates	348.6	-224.2	311.3
Extensions and discoveries	329.7	3,539.5	919.6
Improved recovery	30.6	0	30.6
Purchased reserves	38.7	192.6	70.8
Production for the year	-769.8	-793.8	-902.1
Reserves as of December 31, 2002	10,937.0	38,816.8	17,406.4
Proved Developed Reserves			
As of December 31, 2000	9,545.7	12,502.5	11,629.4
As of December 31, 2001	9,308.8	12,945.6	11,466.4
As of December 31, 2002	9,198.1	11,921.2	11,185.0



PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT OF INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF
PETROCHINA COMPANY LIMITED

(established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2002 and the consolidated profit and loss account and cash flow statement of the Group for the year then ended. These financial statements set out on pages 73 to 132 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly, in all material respects, the financial position of the Company and the Group as of December 31, 2002 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, March 31, 2003

PETROCHINA COMPANY LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the Year Ended December 31, 2002
(Amounts in millions except for per share data)

	Note	2002	2001 (Note 2)
		RMB	RMB
TURNOVER	4	244,424	241,320
OPERATING EXPENSES			
Purchases, services and other		(71,690)	(78,529)
Employee compensation costs	6	(16,248)	(14,608)
Exploration expenses, including exploratory dry holes		(8,095)	(7,344)
Depreciation, depletion and amortisation		(36,782)	(33,615)
Selling, general and administrative expenses		(22,474)	(21,735)
Employee separation costs and shut down of manufacturing assets	7	(2,121)	(487)
Taxes other than income taxes		(14,613)	(13,951)
Other (expense)/ income, net		(60)	88
TOTAL OPERATING EXPENSES		(172,083)	(170,181)
PROFIT FROM OPERATIONS		72,341	71,139
FINANCE COSTS			
Exchange gain		133	390
Exchange loss		(449)	(140)
Interest income		463	809
Interest expense	8	(3,516)	(4,408)
TOTAL FINANCE COSTS		(3,369)	(3,349)
SHARE OF PROFIT OF ASSOCIATED COMPANIES	15	268	341
PROFIT BEFORE TAXATION	5	69,240	68,131
TAXATION	10	(22,231)	(23,066)
PROFIT BEFORE MINORITY INTERESTS		47,009	45,065
MINORITY INTERESTS		(99)	404
NET PROFIT		46,910	45,469
BASIC AND DILUTED EARNINGS PER SHARE	12	0.27	0.26

The accompanying notes are an integral part of these financial statements.



PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEET

As of December 31, 2002
(Amounts in millions)

	Note	2002	2001 (Note 2)
		RMB	RMB
NON CURRENT ASSETS			
Property, plant and equipment	14	397,798	366,970
Long-term investments	15	5,680	5,530
Intangible and other assets	17	4,507	4,148
		407,985	376,648
CURRENT ASSETS			
Inventories	18	28,441	28,313
Accounts receivable	19	6,079	7,392
Prepaid expenses and other current assets	20	15,729	22,066
Notes receivable	21	2,540	2,361
Receivables under resale agreements	22	9,786	11,505
Time deposits with maturities over three months		2,612	3,253
Cash and cash equivalents	23	9,977	11,127
TOTAL CURRENT ASSETS		75,164	86,017
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	24	57,793	53,210
Income tax payable		5,412	5,672
Other taxes payable		5,515	8,762
Short-term borrowings	25	20,633	25,323
		89,353	92,967
NET CURRENT LIABILITIES		(14,189)	(6,950)
TOTAL ASSETS LESS CURRENT LIABILITIES		393,796	369,698
FINANCED BY:			
Share capital	26	175,824	175,824
Retained earnings		59,004	35,607
Reserves	27	81,848	79,175
Shareholders' equity		316,676	290,606
Minority interests		4,854	5,136
NON CURRENT LIABILITIES			
Long-term borrowings	25	60,655	65,546
Deferred credits and other long-term obligations		1,684	1,380
Deferred taxation	28	9,927	7,030
		72,266	73,956
		393,796	369,698

The accompanying notes are an integral part of these financial statements.

Chairman	President
Ma Fucai	Chen Geng

PETROCHINA COMPANY LIMITED
BALANCE SHEET

As of December 31, 2002
(Amounts in millions)

	Note	2002	2001 (Note 2)
		RMB	RMB
NON CURRENT ASSETS			
Property, plant and equipment	14	285,562	263,657
Long-term investments	15	4,815	5,010
Subsidiaries	16	106,663	95,134
Intangible and other assets	17	3,111	3,137
		400,151	366,938
CURRENT ASSETS			
Inventories	18	24,076	24,196
Accounts receivable	19	4,868	6,244
Prepaid expenses and other current assets	20	22,042	26,751
Notes receivable	21	2,370	2,144
Receivables under resale agreements	22	9,681	11,406
Time deposits with maturities over three months		2,612	3,253
Cash and cash equivalents	23	7,457	8,162
TOTAL CURRENT ASSETS		73,106	82,156
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	24	68,355	60,262
Income tax payable		5,359	5,924
Other taxes payable		2,216	4,323
Short-term borrowings	25	18,217	23,442
		94,147	93,951
NET CURRENT LIABILITIES		(21,041)	(11,795)
TOTAL ASSETS LESS CURRENT LIABILITIES		379,110	355,143
FINANCED BY:			
Share capital	26	175,824	175,824
Retained earnings		70,104	46,707
Reserves	27	70,748	68,075
Shareholders' equity		316,676	290,606
NON CURRENT LIABILITIES			
Long-term borrowings	25	54,695	58,336
Deferred credits and other long-term obligations		1,649	1,366
Deferred taxation	28	6,090	4,835
		62,434	64,537
		379,110	355,143

The accompanying notes are an integral part of these financial statements.

Chairman
Ma Fucai

President
Chen Geng



PETROCHINA COMPANY LIMITED
CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended December 31, 2002
(Amounts in millions)

	Note	2002	2001 (Note 2)
		RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES	29	98,341	84,439
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures		(70,699)	(51,486)
Acquisition of subsidiaries	34	(2,150)	-
Acquisition of associated companies		(1,119)	(942)
Repayment of capital by associated companies		301	275
Acquisition of available-for-sale investments		(231)	(176)
Acquisition of intangible assets		(666)	(412)
Acquisition of other non-current assets		(386)	(1,605)
Proceeds from disposal of property, plant and equipment		497	1,110
Proceeds from disposal of associated companies		243	295
Proceeds from disposal of available-for-sale investments		97	99
Dividends received		91	294
Decrease/(Increase) in receivable under resale agreement		1,719	(5,690)
Decrease/(Increase) in time deposits with maturities over three months		641	(3,253)
NET CASH USED FOR INVESTING ACTIVITIES		(71,662)	(61,491)
CASH FLOWS FROM FINANCING ACTIVITIES			
New short-term borrowings		28,728	24,949
Repayments of short-term borrowings		(34,550)	(36,402)
New long-term borrowings		9,885	21,255
Repayments of long-term borrowings		(13,944)	(13,692)
Principal payment on finance lease obligations		(104)	(167)
Dividends paid to minority interests		(135)	(60)
Contribution from CNPC to marketing enterprises		10	134
Capital contribution from minority interests		57	592
Dividends paid	13	(17,650)	(26,699)
Change in deferred credits and other long-term obligations		304	184
Cash payment for acquisition of CNPC marketing enterprises	2	(430)	-
NET CASH USED FOR FINANCING ACTIVITIES		(27,829)	(29,906)
Decrease in cash and cash equivalents		(1,150)	(6,958)
Cash and cash equivalents at beginning of year	23	11,127	18,085
Cash and cash equivalents at end of year	23	9,977	11,127

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2002
(Amounts in millions)

	Share Capital (Note 26) RMB	Retained Earnings RMB	Reserves (Note 27) RMB	Total RMB
Balance at January 1,2001 before adjusting for the acquisition of the marketing enterprises (Note 2)	175,824	33,057	64,076	272,957
Adjustment for the acquisition of the marketing enterprises (Note 2)	-	(3,778)	2,467	(1,311)
Balance at January 1, 2001-adjusted for the acquisition of the marketing enterprises (Note 2)	175,824	29,279	66,543	271,646
Net profit for the year ended December 31, 2001	-	45,469	-	45,469
Premium arising from issue of shares by an associated company	-	-	56	56
Transfer to reserves	-	(12,442)	12,442	-
Final dividend for 2000 (Note 13)	-	(14,473)	-	(14,473)
Interim dividend for 2001 (Note 13)	-	(12,226)	-	(12,226)
Contribution from CNPC to marketing enterprises	-	-	134	134
Balance at December 31, 2001	175,824	35,607	79,175	290,606
Net profit for the year ended December 31, 2002	-	46,910	-	46,910
Transfer to reserve	-	(5,863)	5,863	-
Final dividend for 2001 (Note 13)	-	(8,839)	-	(8,839)
Interim dividend for 2002 (Note 13)	-	(8,811)	-	(8,811)
Contribution from CNPC to marketing enterprises (Note 2)	-	-	10	10
Payment to CNPC for acquisition of marketing enterprises (Note 2)	-	-	(3,200)	(3,200)
Balance at December 31, 2002	175,824	59,004	81,848	316,676

The accompanying notes are an integral part of these financial statements.



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") prior to the listing of the Company's shares on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. The Company and its subsidiaries are collectively referred to as the "Group".

China National Petroleum Company (the predecessor of CNPC) was established in 1988 to take over the onshore oil and gas exploration and production entities formerly under the administration of the Ministry of Petroleum Industry and in 1998 the State Council approved a comprehensive restructuring plan for China's oil and gas industry to form CNPC.

In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion shares were the initial registered capital of the Company with a par value of RMB 1.00 per share.

CNPC transferred to the Company certain assets, liabilities and interests in China related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. CNPC retained certain chemical production facilities and certain other assets, liabilities and interests relating to its remaining business and operations, as well as certain domestic and all foreign subsidiaries and joint ventures.

(Amounts in millions except per share data or unless otherwise stated)

2 BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standard Board. The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

In accordance with the acquisition agreement between the Company and CNPC dated September 26, 2002, the Company acquired from CNPC the assets, liabilities and interests related to CNPC's refined products marketing enterprises comprising primarily of service stations and related facilities for RMB 3,200. The acquisition price was determined on the basis of independent valuation and appraisals of the assets and liabilities of these marketing enterprises under applicable rules and regulations promulgated in PRC. Of the RMB 3,200 purchase price, RMB 430 was paid in cash, RMB 1,124 was set off against receivables from CNPC, and the remaining balance of RMB 1,646 was included as payables to CNPC at December 31, 2002.

The acquisition is a combination of entities under common control since the Company and the CNPC's refined products marketing enterprises are under the common control of CNPC. As a result, the Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC (net liabilities of RMB 2,956 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Company and these marketing enterprises have always been combined. The difference between RMB 3,200 paid and the net liabilities transferred from CNPC has been adjusted against equity.



(Amounts in millions except per share data or unless otherwise stated)

The summarised results of operations and the financial position for the separate entities and on a consolidated basis as at and for the year ended December 31, 2001 are set out below:

	PetroChina	Marketing enterprises	Consolidated
	RMB	RMB	RMB
Results of operations:			
Turnover	238,893	12,354	241,320
Net profit/(loss)	46,808	(1,339)	45,469
Basic and diluted earnings per share	0.27	(0.01)	0.26
Financial position:			
Current assets	86,412	981	86,017
Total assets	460,874	3,167	462,665
Current liabilities	88,748	5,595	92,967
Total liabilities	162,616	5,683	166,923
Net assets/(liabilities)	293,122	(2,516)	290,606

3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

Subsidiaries are consolidated from the date on which controls is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for using the equity method in the Company's balance sheet. Equity accounting involves recognising in the profit and loss account the Company's share of the subsidiaries' profit or loss for the year. The Company's interests in the subsidiaries are carried in the balance sheet at amounts that reflect its share of the net assets of the subsidiaries and include goodwill on acquisition.

A listing of the Group's principal subsidiaries is set out in Note 16.

(b) Investments in associated companies

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investments in associated companies are accounted for using the equity method in the Company's balance sheet.

A listing of the Group's principal associated companies is shown in Note 15.



(Amounts in millions except per share data or unless otherwise stated)

(c) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. Substantially all assets and operations of the Group are located in the PRC, and the measurement currency is RMB. In addition to its operations in the PRC, as disclosed in Note 34 the Group had acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia, whose measurement currency is US dollars. The consolidated financial statements are presented in RMB, which is the measurement currency of the parent and most of the consolidated entities.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account. Monetary assets and liabilities are translated at balance sheet date exchange rates.

Income statement and cash flows of the foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at year end. Currency translation differences are recognised in shareholders' equity.

The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalised for any periods presented.

(d) Financial instruments

Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, accounts payable, leases and borrowings. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group had no derivative financial instruments in any of the years presented.

(e) Investments

The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; during the year the Group did not hold any investment in this category. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investment in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the effective acquisition or sale date. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairment.



(Amounts in millions except per share data or unless otherwise stated)

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3 (g)), are initially recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at a revalued amount. Revaluations are performed by independent qualified valuers on a regular basis. As disclosed in Note 14, property, plant and equipment excluding oil and gas reserves were revalued as of June 30, 1999.

Depreciation, depletion and amortisation to write off the cost or valuation of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation, depletion and amortisation purposes:

Land and buildings	25-50 years
Plant and machinery	10-15 years
Equipment and motor vehicles	3-16 years

No depreciation is provided for construction in progress until they are completed and ready for use.

Property, plant and equipment are reviewed for possible impairment by evaluating whether the carrying amount of a cash generating unit exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net profit.

Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Costs of wells with proved reserves remain capitalised. All other exploratory wells and geological and geophysical costs are expensed. The Group has no costs of unproved properties capitalised in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortised at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group's production licenses. The Group's reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses. The Group did not incur and does not anticipate to incur any material dismantlement, restoration or abandonment costs given the nature of its onshore producing activities and current PRC regulations governing such activities.



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

(h) Intangible assets

Expenditure on acquired patents, trademarks, technical know-hows and licenses is capitalised and amortised using the straight-line method over their useful lives, generally over 14 to 20 years. Intangible assets are not revalued. The Group does not capitalise internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of net selling price and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

(i) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under finance lease are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.

Leases of assets under which all of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on the straight-line basis over the lease term.

(j) Related parties

Related parties are corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

(k) Inventories

Inventories are oil products, chemical products, and materials and supplies which are stated at the lower of cost or net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes interest expense. Net realisable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(m) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost and comprise cash in hand and investments with maturities of three months or less from the time of purchase.

(n) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; except for the portion eligible for capitalisation, any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

(o) Taxation

Approval was obtained from the State Administration for Taxation to report taxable income on a consolidated basis commencing from the formation of the Company.

Deferred tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes that are not income taxes. "Taxes other than income taxes", which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.



(Amounts in millions except per share data or unless otherwise stated)

(p) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(q) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(r) Research and development

Research expenditure incurred is recognised as an expense. Cost incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(s) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group. Contributions to these plans are charged to expense as incurred.

(t) New accounting developments

IASC's Standing Interpretations Committee ("SIC") issued SIC–30 "Reporting Currency–Translation from Measurement Currency to Presentation Currency" and SIC–33 "Consolidation and Equity Method–Potential Voting Rights and Allocation of Ownership Interests", effective for annual financial periods beginning on or after January 1, 2002. The Group has implemented these interpretations in 2002. The adoption of these new interpretations did not have a material impact on the reported financial position or results of the Group.

(Amounts in millions except per share data or unless otherwise stated)

4 TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 37.

5 PROFIT BEFORE TAXATION

	2002 RMB	2001 RMB
Profit before taxation is arrived at after crediting and charging of the following items:		
Crediting		
Dividend income from available-for-sale investments	60	123
Reversal of write down in inventories	264	1,188
Reversal of impairment of receivables	344	103
Charging		
Amortisation on intangible and other assets	676	537
Auditors' remuneration	75	48
Cost of inventory (approximates cost of goods sold) recognised as expense	112,986	125,534
Depreciation on property, plant and equipment, including impairment provision		
- owned assets	36,079	33,056
- assets under finance leases	27	22
Impairment of investments	4	34
Impairment of receivables	628	1,450
Interest expense (Note 8)	3,516	4,408
Loss on disposal of property, plant and equipment	647	288
Operating lease rentals on land and buildings and equipment	2,942	2,928
Write down in inventories	142	574
Transportation expenses	8,328	7,351
Repair and maintenance	5,060	4,334
Research and development expenditure	1,806	1,896

6 EMPLOYEE COMPENSATION COSTS

	2002 RMB	2001 RMB
Wages and salaries	10,631	9,625
Social security costs	5,617	4,983
	16,248	14,608



(Amounts in millions except per share data or unless otherwise stated)

(i) Social security costs

The amounts represent contributions to funds for staff welfare organised by the municipal and provincial governments including contribution to the retirement benefit plans (Note 30).

(ii) One-time remedial payments for staff housing

The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and in January 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

During the year ended December 31, 2002, the Group and CNPC, the state shareholder of the Group, completed the process of estimating the amount that are payable to individual employees. The amount applicable to the employees of the Group was determined to be approximately RMB 2,553. CNPC funded this estimated payment through a portion of the 2002 interim dividend paid by the Group.

7 EMPLOYEE SEPARATION COSTS AND SHUT DOWN OF MANUFACTURING ASSETS

During the year ended December 31, 2001, the Group recorded a direct charge of RMB 487 for the separation of 6,020 employees under a group-wide productivity improvement initiative carried out since 2000.

During the year ended December 31,2002, the Group recorded RMB 2,121 for the shut down of certain less efficient operating facilities in the refining (RMB 1,179) and chemical (RMB 942) manufacturing plants. The charge of RMB 2,121 represented the net book value of the facilities.

(Amounts in millions except per share data or unless otherwise stated)

8 INTEREST EXPENSE

	2002 RMB	2001 RMB
Interest on		
Bank loans		
- wholly repayable within five years	2,062	2,397
- not wholly repayable within five years	1,119	1,827
Other loans		
- wholly repayable within five years	1,091	680
- not wholly repayable within five years	130	130
Finance leases	10	27
Less: amounts capitalised	(896)	(653)
	3,516	4,408

Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalised borrowings was from 5.02% to 5.43% (2001: 5.43%) per annum.

9 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Details of the directors' and supervisors' emoluments are as follows:

	2002 RMB'000	2001 RMB'000
Fee for directors and supervisors	128	170
Salaries, allowances and other benefits	1,042	1,104
Contribution to retirement benefit scheme	25	23
	1,195	1,297

The emoluments of the directors and supervisors fall within the following bands:

	2002 Number	2001 Number
Nil – RMB 1	13	12

(Amounts in millions except per share data or unless otherwise stated)

Fee for directors and supervisors disclosed above included RMB 66 thousand (2001: RMB 108 thousand) paid to independent non-executive directors.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2002 (2001: nil).

The five highest paid individuals in the Group for each of the two years ended December 31, 2001 and 2002 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which become effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 35,000,000 units of share appreciation rights were granted to the directors and supervisors and 87,000,000 units of share appreciation rights were granted to senior executives.

The rights can be exercised on or after the third anniversary of the grant, i.e., on or after April 8, 2003 up to April 7, 2008. The exercise price is the price as at the initial public offering being HK $1.28 per share or approximately RMB 1.36 per share.

As at December 31, 2002, the liability for the units awarded under the scheme has been recognised in the financial statements. It has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 34.

10 TAXATION

	2002 RMB	2001 RMB
Income tax	19,289	19,166
Deferred tax (Note 28)	2,897	3,861
Share of tax of associated companies	45	39
	22,231	23,066

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is principally 33% (2001: 33%). The Group in the year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group's qualifying operations in these locales are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2002 RMB	2001 RMB
Profit before taxation	69,240	68,131
Tax calculated at a tax rate of 33%	22,849	22,483
Prior year tax return adjustment	618	-
Effect of preferential tax rate	(2,377)	-
Income not subject to tax	(93)	(140)
Expenses not deductible for tax purposes	1,234	723
Tax charge	22,231	23,066

11 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB 46,910 (2001: RMB 45,469) for the year ended December 31, 2002.

12 BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2002 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

Basic and diluted earnings per share for the year ended December 31, 2001 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

There are no dilutive potential ordinary shares.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

13 DIVIDENDS

	2002 RMB	2001 RMB
Final dividend for 2000 (Note (i))	-	14,473
Interim dividend for 2001 (Note (ii))	-	12,226
Final dividend for 2001 (Note (iii))	8,839	-
Interim dividend for 2002 (Note (iv))	8,811	-
	17,650	26,699

(i) A final dividend in respect of 2000 of RMB 0.082315 per share amounting to a total of RMB 14,473 was paid on June 22, 2001, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2001.

(ii) An interim dividend in respect of 2001 of RMB 0.069535 per share amounting to RMB 12,226 was paid on October 8, 2001 and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2001.

(iii) A final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839 was paid on June 21, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

(iv) As authorised by shareholders in the Annual General Meeting on June 6, 2002, the Board of Directors, in a meeting held on August 29, 2002, resolved to distribute an interim dividend in respect of 2002 of RMB 0.050113 per share amounting to a total of RMB 8,811. The interim dividend was paid on October 8, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

(v) At the meeting on March 31, 2003, the Board of Directors proposed a final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB12,299. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as a reduction of retained earnings in the year ended December 31, 2003.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

14 PROPERTY, PLANT AND EQUIPMENT

Group

Year Ended December 31, 2001	Land and Buildings	Oil and Gas Property	Plant and Equipment	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation							
At beginning of the year	38,815	285,074	183,338	6,649	3,911	24,184	541,971
Additions	1,273	733	560	239	224	58,520	61,549
Transfers	10,521	33,500	10,200	646	1,232	(56,099)	-
Disposals or write off	(877)	(14,208)	(908)	(657)	(254)	(12)	(16,916)
At end of the year	49,732	305,099	193,190	6,877	5,113	26,593	586,604
Accumulated depreciation							
At beginning of the year	(8,510)	(116,925)	(69,291)	(2,947)	(979)	-	(198,652)
Charge for the year	(2,000)	(18,423)	(11,455)	(625)	(575)	-	(33,078)
Disposals or write off	561	10,736	358	308	133	-	12,096
At end of the year	(9,949)	(124,612)	(80,388)	(3,264)	(1,421)	-	(219,634)
Net book value							
At end of the year	39,783	180,487	112,802	3,613	3,692	26,593	366,970
Analysis of cost or valuation							
At valuation 1999	28,683	233,901	168,464	4,074	1,950	-	437,072
At cost	21,049	71,198	24,726	2,803	3,163	26,593	149,532
	49,732	305,099	193,190	6,877	5,113	26,593	586,604
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	34,557	156,018	85,555	2,885	2,890	26,593	308,498



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

Group (continued)

Year Ended December 31, 2002	Land and Buildings	Oil and Gas Property	Plant and Equipment	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation							
At beginning of the year	49,732	305,099	193,190	6,877	5,113	26,593	586,604
Additions	1,514	401	654	123	165	67,739	70,596
Acquisitions (Note 34)	240	1,709	1,891	92	71	-	4,003
Transfers	5,381	39,332	18,106	690	229	(63,738)	-
Disposals or write off	(1,533)	(8,543)	(7,920)	(398)	(306)	-	(18,700)
At end of the year	55,334	337,998	205,921	7,384	5,272	30,594	642,503
Accumulated depreciation							
At beginning of the year	(9,949)	(124,612)	(80,388)	(3,264)	(1,421)	-	(219,634)
Charge for the year	(1,684)	(18,302)	(14,864)	(685)	(571)	-	(36,106)
Acquisitions (Note 34)	(55)	-	(748)	(33)	(37)	-	(873)
Disposals or write off	530	5,261	5,538	333	246	-	11,908
At end of the year	(11,158)	(137,653)	(90,462)	(3,649)	(1,783)	-	(244,705)
Net book value							
At end of the year	44,176	200,345	115,459	3,735	3,489	30,594	397,798
Analysis of cost or valuation							
At valuation 1999	27,150	225,358	160,544	3,676	1,644	-	418,372
At cost	28,184	112,640	45,377	3,708	3,628	30,594	224,131
	55,334	337,998	205,921	7,384	5,272	30,594	642,503
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	39,065	179,713	92,383	3,102	2,738	30,594	347,595

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

Company

Year Ended December 31, 2001	Land and Buildings	Oil and Gas Property	Plant and Equipment	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation							
At beginning of the year	25,635	183,432	151,287	4,809	3,600	19,507	388,270
Additions	1,076	663	330	231	129	44,169	46,598
Transfers	7,872	26,944	8,027	332	1,208	(44,383)	-
Disposals or write off	(608)	(12,804)	(887)	(577)	(230)	(12)	(15,118)
At end of the year	33,975	198,235	158,757	4,795	4,707	19,281	419,750
Accumulated depreciation							
At beginning of the year	(6,762)	(73,433)	(58,538)	(2,257)	(815)	-	(141,805)
Charge for the year	(1,491)	(15,174)	(8,069)	(413)	(492)	-	(25,639)
Disposals or write off	471	10,228	269	258	125	-	11,351
At end of the year	(7,782)	(78,379)	(66,338)	(2,412)	(1,182)	-	(156,093)
Net book value							
At end of the year	26,193	119,856	92,419	2,383	3,525	19,281	263,657
Analysis of cost or valuation							
At valuation 1999	19,760	135,863	141,150	3,036	1,865	-	301,674
At cost	14,215	62,372	17,607	1,759	2,842	19,281	118,076
	33,975	198,235	158,757	4,795	4,707	19,281	419,750
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	24,163	104,241	68,627	1,940	2,721	19,281	220,973



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

Company (continued)

Year Ended December 31, 2002	Land and Buildings	Oil and Gas Property	Plant and Equipment	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation							
At beginning of the year	33,975	198,235	158,757	4,795	4,707	19,281	419,750
Additions	1,206	369	592	68	153	52,001	54,389
Transfers	4,111	28,203	12,514	344	161	(45,333)	-
Disposals or write off	(1,036)	(5,736)	(6,916)	(323)	(255)	-	(14,266)
At end of the year	38,256	221,071	164,947	4,884	4,766	25,949	459,873
Accumulated depreciation							
At beginning of the year	(7,782)	(78,379)	(66,338)	(2,412)	(1,182)	-	(156,093)
Charge for the year	(1,586)	(13,545)	(12,155)	(453)	(307)	-	(28,046)
Disposals or write off	514	3,758	5,086	286	184	-	9,828
At end of the year	(8,854)	(88,166)	(73,407)	(2,579)	(1,305)	-	(174,311)
Net book value							
At end of the year	29,402	132,905	91,540	2,305	3,461	25,949	285,562
Analysis of cost or valuation							
At valuation 1999	18,724	130,127	134,234	2,713	1,610	-	287,408
At cost	19,532	90,944	30,713	2,171	3,156	25,949	172,465
	38,256	221,071	164,947	4,884	4,766	25,949	459,873
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	27,451	119,221	70,252	1,916	2,688	25,949	247,477

The depreciation charge of the Group and the Company for the year ended December 31, 2002 included RMB 1,753 relating to impairment provision for plant and equipment held for use. Of this amount, RMB 1,384 was related to the Chemicals and Marketing segment and RMB 369 was for the Refining and Marketing segment.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

The Group's interests in land and buildings at their net book value are analysed as follows:

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Short-term lease (less than 10 years)	376	370	332	323
Medium-term lease (10 to 50 years)	35,142	30,752	21,739	18,530
Long-term lease (over 50 years)	8,658	8,661	7,331	7,340
	44,176	39,783	29,402	26,193

All the land and buildings of the Group are located in the PRC.

Property, plant and equipment under finance leases at the end of year are as follows:

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Refining and Marketing	88	88	88	88
Chemicals and Marketing	431	433	431	433
Accumulated depreciation	(120)	(93)	(120)	(93)
	399	428	399	428

All finance leases are related to plant and equipment and generally contain purchase options at the end of the lease term. Bank borrowings are secured on properties at net book value of RMB 426 (2001: RMB 1,024) at December 31, 2002.

A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs, which will be carried out periodically in the future. The revaluation surplus was credited to revaluation reserve in shareholders' equity.



(Amounts in millions except per share data or unless otherwise stated)

15 LONG-TERM INVESTMENTS

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Share of net assets of associated companies at end of the year	4,145	4,083	3,565	3,794
Unlisted available-for-sale investments	2,195	2,112	1,883	1,875
	6,340	6,195	5,448	5,669
Less: Provision for impairment of investments	(660)	(665)	(633)	(659)
Total	5,680	5,530	4,815	5,010

Principal associated companies accounted for under equity method are:

Company Name	Country of Incorporation and Operations	Paid-up / Registered Capital	Attributable Equity Interest Held (%)	Principal Activities
Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258	25.7	Production and sale of refined and petrochemical products

Share of profit of associated companies included in the profit and loss account of the Group was RMB 268 (2001:RMB 341) in 2002.

Share of net loss of associated companies included in retained earnings of the Group was RMB 136 (2001: RMB 260) at December 31, 2002. Dividends received and receivable from associated companies were RMB 99 (2001: RMB 171) in 2002.

Available-for-sale investments, comprising principally unlisted equity securities, are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

Dividend income from available-for-sale investments was RMB 60 (2001: RMB 123) for the year ended December 31, 2002.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

16 SUBSIDIARIES

Principal subsidiaries are:

Company Name	Country of Incorporation and Operations	Paid-up Capital (RMB)	Type of Legal Entity	Attributable Equity Interest (%)	Principal Activities
*Daqing Oilfield Company Limited	PRC	47,500	Φ	100.00	Exploration, production and the sale of crude oil and natural gas; production and sale of refined products
*Jinzhou Petrochemical Co., Ltd.	PRC	788	Ψ	80.95	Production and sale of oil and chemical products
*Jilin Chemical Industrial Company Limited	PRC	3,561	Ψ	67.29	Production and sale of chemical products
Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	Φ	88.16	Exploration and production of crude oil and natural gas
*Liaohe Jinma Oilfield Company Limited	PRC	1,100	Ψ	81.82	Exploration, production, transportation and sale of crude oil and natural gas
*PetroChina International Limited	British Virgin Islands	USD 0.9	Φ	100.00	Exploration and production of crude oil and natural gas outside of PRC
PetroChina International Indonesia Limited	Bahamas	USD 0.005	Φ	100.00	Exploration and production of crude oil and natural gas in Indonesia

Φ -- Limited liability company.

Ψ -- Joint stock company with limited liability.

* -- Subsidiaries directly held by the Company as of December 31, 2002.



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

17 INTANGIBLE AND OTHER ASSETS

Group

	2002			2001		
	Cost	Accumulated Amortisation	Net	Cost	Accumulated Amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents	2,591	(1,006)	1,585	2,063	(758)	1,305
Technical know-how	637	(232)	405	507	(175)	332
Intangible assets	3,228	(1,238)	1,990	2,570	(933)	1,637
Other assets			2,517			2,511
			4,507			4,148

Company

	2002			2001		
	Cost	Accumulated Amortisation	Net	Cost	Accumulated Amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents	1,955	(964)	991	1,654	(735)	919
Technical know-how	276	(54)	222	247	(41)	206
Intangible assets	2,231	(1,018)	1,213	1,901	(776)	1,125
Other assets			1,898			2,012
			3,111			3,137

Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how amounts are attributable to operational technology acquired in connection with purchase of equipment. The technical know-how costs are included as part of the purchase price by contracts and are distinguishable.

Other assets primarily consisted of long-term prepaid expenses to service providers.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

18 INVENTORIES

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Crude oil and other raw materials	8,987	7,774	6,772	4,971
Work in progress	3,787	4,043	3,532	3,434
Finished goods	16,253	17,199	14,168	16,170
Spare parts and consumables	67	97	58	84
	29,094	29,113	24,530	24,659
Less: Write down in inventories	(653)	(800)	(454)	(463)
	28,441	28,313	24,076	24,196

Inventories of the Group carried at net realisable value amounted to RMB 2,780 (2001: RMB 2,519) at December 31, 2002.

No inventories were pledged as security for borrowings at December 31, 2002 and 2001.

19 ACCOUNTS RECEIVABLE

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Accounts receivable due from third parties	11,504	12,901	9,647	11,144
Less: Impairment of receivables	(6,356)	(6,663)	(5,361)	(5,656)
	5,148	6,238	4,286	5,488
Accounts receivable due from related parties				
- Fellow subsidiaries	789	1,097	443	716
- Associated companies	142	57	139	40
	6,079	7,392	4,868	6,244

Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.



(Amounts in millions except per share data or unless otherwise stated)

The aging analysis of accounts receivable at December 31, 2002 is as follows:

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Within 1 year	4,647	5,769	4,220	4,516
Between 1 to 2 years	743	884	325	652
Between 2 to 3 years	697	1,080	588	931
Over 3 years	6,348	6,322	5,096	5,801
	12,435	14,055	10,229	11,900

In year 2002, the Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.

20 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Other receivables	9,626	12,443	8,096	10,603
Less: Impairment of receivables	(5,313)	(5,074)	(3,264)	(3,098)
	4,313	7,369	4,832	7,505
Amounts due from CNPC	2,135	4,536	2,135	4,536
Amounts due from fellow subsidiaries	5,419	7,972	3,865	5,256
Amounts due from subsidiaries	-	-	8,870	7,796
Advances to suppliers	3,209	1,582	1,740	1,246
Prepaid expenses	123	272	100	186
Other current assets	530	335	500	226
	15,729	22,066	22,042	26,751

Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.

Amounts due from CNPC and fellow subsidiaries are interest free, unsecured and repayable in accordance with normal commercial terms.

21 NOTES RECEIVABLE

Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and produces. All notes receivable are due within one year.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

22 RECEIVABLES UNDER RESALE AGREEMENTS

Securities purchased under agreements to resell ("resale agreements") are recorded as receivables under resale agreements. The difference between purchase and resell prices is treated as interest income and accrued over the life of resale agreements using the effective yield method.

Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued. The underlying collaterals are principally the PRC government bonds.

23 CASH AND CASH EQUIVALENTS

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Cash at bank and in hand	9,977	11,127	7,457	8,162

The weighted average effective interest rate on bank deposits was 2.53% (2001: 2.88%) for the year ended December 31, 2002.

24 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Trade payables	8,153	5,093	5,057	4,496
Advances from customers	4,690	2,916	4,131	2,464
Salaries and welfare payable	3,915	3,604	3,032	3,019
Accrued expenses	8	28	8	28
Dividends payable by subsidiaries to minority shareholders	34	50	-	6
Interest payable	233	385	162	217
Construction fee and equipment cost payables	12,521	13,520	8,602	7,792
Payable to Sinopec	539	1,710	512	1,644
Advances from Sinopec	80	128	74	124
Other payables	13,058	10,270	12,655	8,824
Amounts due to related parties				
- CNPC	1,702	87	1,656	16
- Fellow subsidiaries	11,581	14,891	7,590	11,865
- Subsidiaries	-	-	23,664	19,290
- Associated companies	1,279	528	1,212	477
	57,793	53,210	68,355	60,262

Other payables consist primarily of one-time remedial payment payable and payables for received deposit and earnest money.



(Amounts in millions except per share data or unless otherwise stated)

Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

The aging analysis of trade payables at December 31, 2002 is as follows:

	Group		Company	
	2002	**2001**	**2002**	**2001**
	RMB	**RMB**	**RMB**	**RMB**
Within 1 year	7,110	2,375	4,237	2,255
Between 1 to 2 years	369	1,628	246	1,304
Between 2 to 3 years	109	433	80	380
Over 3 years	565	657	494	557
	8,153	5,093	5,057	4,496

25 BORROWINGS

(a) Short-term borrowings

	Group		Company	
	2002	**2001**	**2002**	**2001**
	RMB	**RMB**	**RMB**	**RMB**
Bank loans				
- secured	274	1,129	92	1,081
- unsecured	13,576	17,625	13,073	17,258
Loans from fellow subsidiaries	570	1,268	-	905
Other	4	128	4	123
	14,424	20,150	13,169	19,367
Current portion of long-term borrowings	6,209	5,173	5,048	4,075
	20,633	25,323	18,217	23,442

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

(b) Long-term borrowings

	Interest Rate and Final Maturity	Group		Company	
		2002 RMB	2001 RMB	2002 RMB	2001 RMB
Renminbi – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Majority variable interest rates ranging from interest free to 6.21% per annum as of December 31, 2002, with maturities through 2010	23,580	27,073	22,826	25,746
Bank loans for working capital	Majority variable interest rates ranging from interest free to 6.33% per annum as of December 31, 2002 with maturities through 2004	6,189	6,393	6,092	6,353
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.61% to 5.18% per annum as of December 31, 2002, with maturities through 2032	15,956	13,120	15,756	12,819
Working capital loans from related parties	Floating interest rate at 4.94% per annum as of December 31, 2002, with maturities through 2004	4,000	4,000	4,000	4,000
Working capital loans	Fixed interest rates ranging from interest free to 6.32% per annum as of December 31, 2002, with maturities through 2003, including a loan with no fixed repayment term	11	329	9	22



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

	Interest Rate and Final Maturity	Group		Company	
		2002 RMB	2001 RMB	2002 RMB	2001 RMB
US Dollar – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from free to 8.66% per annum as of December 31, 2002, with maturities through 2038	4,801	7,688	1,991	3,109
Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 1.63% to 5.58% per annum as of December 31, 2002, with maturities through 2015	1,763	2,853	1,081	2,066
Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.60% per annum as of December 31, 2002, with maturities through 2005	1,490	-	-	-
Loans from related parties for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR minus 0.25% per annum as of December 31, 2002, with maturities through 2005	3,633	3,633	3,633	3,633
Loans from related parties for working capital	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2002, with maturities through 2005	543	-	-	-
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum as of December 31, 2002, with maturities through 2022	618	654	618	654

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

	Interest Rate and Final Maturity	Group		Company	
		2002	2001	2002	2001
		RMB	RMB	RMB	RMB
Japanese Yen – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 2.00% to 5.30% per annum as of December 31, 2002, with maturities through 2010	723	917	461	511
Euro – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Majority fixed interest rates ranging from 1.80% to 8.50% per annum as of December 31, 2002, with maturities through 2023	463	792	182	231
British Pound – denominated loans:					
Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum as of December 31, 2002, with maturities through 2007	538	603	538	603
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 5.17% per annum as of December 31, 2002, with maturities through 2011	784	788	784	788
		65,092	68,843	57,971	60,535
Debentures		1,650	1,650	1,650	1,650
Finance lease obligations		122	226	122	226
Total long-term borrowings		66,864	70,719	59,743	62,411
Less: Current portion of long-term borrowings		(6,209)	(5,173)	(5,048)	(4,075)
		60,655	65,546	54,695	58,336



(Amounts in millions except per share data or unless otherwise stated)

For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People's Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Debentures were issued at fixed interest rates ranging from 4.50% to 9.00% per annum with maturities through 2007. Other loans represent loans from independent third parties other than banks with interest rates ranging from interest free to 6.32% per annum. Interest free loans amounted to RMB 353 (2001: RMB 726) at December 31, 2002. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognised in the Group's consolidated financial statements.

Bank borrowings of RMB 939 (2001: RMB 1,697) were guaranteed by CNPC and its subsidiaries at December 31, 2002.

The Group's borrowings include secured liabilities (leases and bank borrowings) totalling RMB 398 (2001: RMB 1,357) at December 31, 2002. Bank borrowings are secured over certain of the Group's property, plant and equipment (see Note 14). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Total borrowings:				
- at fixed rates	24,056	37,319	19,378	30,806
- at variable rates	57,232	53,550	53,534	50,972
	81,288	90,869	72,912	81,778
Weighted average effective interest rates:				
- bank loans	4.92%	5.66%	5.01%	5.56%
- loans from related parties	4.33%	4.82%	4.38%	4.80%
- loans from third parties	3.58%	3.13%	3.60%	3.73%
- debentures	5.32%	5.32%	5.32%	5.32%
- finance lease obligations	3.38%	3.98%	3.38%	3.98%

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

The carrying amounts and fair values of long-term borrowings (excluding finance lease obligations) are as follows:

	Group		Company	
	Carrying Amounts			
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Bank loans	39,547	46,319	33,171	38,619
Loans from related parties	24,132	20,753	23,389	20,452
Debentures	1,650	1,650	1,650	1,650
Other	1,413	1,771	1,411	1,464
	66,742	70,493	59,621	62,185

	Group		Company	
	Fair Values			
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Bank loans	39,413	46,542	33,208	38,673
Loans from related parties	24,133	20,752	23,388	20,452
Debentures	1,646	1,604	1,646	1,604
Other	1,203	1,588	1,202	1,261
	66,395	70,486	59,444	61,990

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.81% to 7.62% per annum as of December 31, 2002 depending on the type of the borrowings. The carrying amounts of short-term borrowings and finance lease obligations approximate their fair value.



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

Maturities of long-term borrowings (excluding finance lease obligations) at the dates indicated below are as follows:

Bank loans	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Within one year	5,384	4,840	4,424	3,849
Between one to two years	11,072	5,571	10,193	4,645
Between two to five years	18,518	24,907	15,360	22,822
After five years	4,573	11,001	3,194	7,303
	39,547	46,319	33,171	38,619

Other loans	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Within one year	759	229	558	122
Between one to two years	8,469	619	8,465	419
Between two to five years	13,439	18,947	12,901	18,947
After five years	4,528	4,379	4,526	4,078
	27,195	24,174	26,450	23,566

Future minimum payments on finance lease obligations at the dates indicated below are as follows:

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Within one year	70	112	70	112
Between one to two years	41	70	41	70
Between two to five years	17	58	17	58
	128	240	128	240
Future finance charges on finance lease obligations	(6)	(14)	(6)	(14)
Present value of finance lease obligations	122	226	122	226
The present value of finance lease obligations can be analysed as follows:				
- Within one year	66	104	66	104
- Between one to two years	39	66	39	66
- Between two to five years	17	56	17	56
	122	226	122	226

(Amounts in millions except per share data or unless otherwise stated)

26 SHARE CAPITAL

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Registered, issued and fully paid:				
State-owned shares	158,242	158,242	158,242	158,242
H shares	17,582	17,582	17,582	17,582
	175,824	175,824	175,824	175,824

As at December 31, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each. Such shares were issued to CNPC, credited as fully paid in consideration for the transfer of the relevant assets and liabilities by CNPC in 1999.

On April 7, 2000, the Company completed a global initial public offering ("Global Offering") pursuant to which 17,582,418,000 shares of RMB 1.00 each, representing 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares), were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS, respectively, for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares. The H shares and ADSs were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange on April 7, 2000 and April 6, 2000, respectively.

The 17,582,418,000 H shares issued by the Company comprise 15,824,176,000 shares offered by the Company, and 1,758,242,000 shares offered by CNPC pursuant to an approval from China Securities Regulatory Commission to convert the state-owned shares owned by CNPC.

Shareholders' rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in general meeting and the relevant PRC Government and regulatory authorities.



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

27 RESERVES

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Revaluation Reserve				
Beginning balance	79,945	79,945	79,945	79,945
Ending balance	79,945	79,945	79,945	79,945
Capital Reserve				
Beginning balance	(28,567)	(28,757)	(28,567)	(28,757)
Premium arising from issue of shares by an associated company	-	56	-	56
Contribution from CNPC to marketing enterprises	10	134	10	134
Ending balance	(28,557)	(28,567)	(28,557)	(28,567)
Statutory Common Reserve Fund (Note a)				
Beginning balance	16,219	8,948	8,784	4,818
Transfer from retained earnings to reserves	3,909	7,271	3,909	3,966
Ending balance	20,128	16,219	12,693	8,784
Statutory Common Welfare Fund (Note b)				
Beginning balance	11,578	6,407	7,913	4,343
Transfer from retained earnings to reserves	1,954	5,171	1,954	3,570
Ending balance	13,532	11,578	9,867	7,913
Other Reserves				
Beginning balance	-	-	-	-
Payment to CNPC for acquisition of marketing enterprises (Note 2)	(3,200)	-	(3,200)	-
Ending balance	(3,200)	-	(3,200)	-
	81,848	79,175	70,748	68,075

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

(a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The statutory common reserve fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

(b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% (2001: 9%) of the net profit, as determined under the PRC accounting regulations, for the year ended December 31, 2002 to the statutory common welfare fund.

(c) The Company's distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 37,374 (2001: RMB 25,258) as of December 31, 2002. The distributable reserve computed under the PRC accounting regulations at December 31, 2002 had been arrived at after the accrual for the proposed final dividend in respect of year 2002 of RMB 12,299 (Note 13 (v)).

(d) As of December 31, 2002, revaluation surplus relating to depreciation and disposals amounted to approximately RMB 29,560 (2001: RMB 21,179).

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

28 DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 33%.

The movements in the deferred taxation account are as follows:

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
At beginning of year	7,030	3,169	4,835	2,706
Transfer to profit and loss account (Note 10)	2,897	3,861	1,255	2,129
At end of year	9,927	7,030	6,090	4,835

Deferred tax balances are attributable to the following items:

	Group		Company	
	2002	2001	2002	2001
	RMB	RMB	RMB	RMB
Deferred tax assets:				
Current:				
Provisions, primarily for receivables and inventories	3,568	3,471	2,831	2,734
Tax losses of subsidiaries	111	111	-	-
Non current:				
Shut down of manufacturing assets and impairment of long-term assets	613	643	524	500
Other	182	182	147	147
Total deferred tax assets	4,474	4,407	3,502	3,381
Deferred tax liabilities:				
Current:				
Sales (Note (i))	4,401	4,401	4,401	4,401
Non current:				
Accelerated depreciation	10,000	7,036	5,191	3,815
Total deferred tax liabilities	14,401	11,437	9,592	8,216
Net deferred tax liabilities	9,927	7,030	6,090	4,835

(i) Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax purposes. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

(ii) The Group has an unrecognised tax loss of RMB 1,748 (2001: RMB 1,439) arising from a subsidiary which files separate tax returns and has provided a valuation allowance for this amount. The unrecognised tax loss may be carried forward by the subsidiary through years ending December 31, 2007. No valuation allowances were recognised on other deferred tax assets as the Company anticipates to fully realise such assets.

29 CASH FLOWS FROM OPERATING ACTIVITIES

	Note	2002	2001 (Note 2)
		RMB	RMB
Net profit		46,910	45,469
Adjustments for:			
Minority interests		99	(404)
Taxation	10	22,231	23,066
Depreciation, depletion and amortisation		36,782	33,615
Provision for shut down of manufacturing assets	7	2,121	-
Dry hole costs		3,527	3,422
Share of profit of associated companies	15	(268)	(341)
Impairment of receivables	5	284	1,347
Write down in inventories, net	5	(122)	(614)
Impairment of investments	5	4	34
Loss on disposal of property, plant and equipment	5	647	288
Loss on disposal of available-for-sale investments		21	20
Loss on disposal of intangible and other assets		17	13
Dividend income	15	(60)	(123)
Interest income		(463)	(809)
Interest expense	8	3,516	4,408
Changes in working capital:			
Accounts receivable and prepaid expenses and other current assets		4,554	(8,467)
Inventories		157	4,800
Accounts payable and accrued liabilities		2,047	5,519
CASH GENERATED FROM OPERATIONS		122,004	111,243
Interest received		463	809
Interest paid		(4,564)	(4,720)
Income taxes paid		(19,562)	(22,893)
NET CASH PROVIDED BY OPERATING ACTIVITIES		98,341	84,439

(Amounts in millions except per share data or unless otherwise stated)

30 PENSIONS

The Group participates in various retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees' basic salary for the relevant periods. The Group currently has no additional costs for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 2,109 (2001: RMB 1,893) for the year ended December 31, 2002.

31 FINANCIAL INSTRUMENTS

The Group holds or issues various financial instruments which expose it to credit, interest rate, foreign exchange rate and fair value risks. In addition, the Group's operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group's senior management. Substantially all of the financial instruments the Group holds is for purposes other than trading. The Group regards an effective market risk system as an important element of the Group's treasury function and is continuously enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

(a) Credit risk

The carrying amounts of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk. Cash is placed with state-owned banks and financial institutions.

(b) Interest rate risk

The Group is exposed to the risk arising from changing interest rates. A detail analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 25.

(c) Foreign exchange rate risk

The Renminbi is not freely convertible and its value is subject to changes in the PRC Government's policies and depends to a large extent on China's domestic and international economic and political developments, as well as supply and demand in the local market. The official exchange rate for the conversion of Renminbi to US dollars has generally been stable recently. Because prices for the Group's crude oil and refined products are set generally with reference to US dollar-denominated international prices, a devaluation of the Renminbi may not have a negative impact on the Group's overall operations. Results of operations and the financial condition of the Group may also be affected by changes in the value of certain currencies other than the Renminbi in which the Group's earnings and obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of the Group's cash flow required to satisfy its foreign currency-denominated obligations. On the other hand, an appreciation of the Renminbi against the US dollar may decrease the Group's revenues without a corresponding decrease in the Group's operating expenses.

(d) Commodity price risk

The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2002 and 2001, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

(e) Fair values

The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term borrowings and floating rate long-term borrowings. The fair value of the fixed rate long-term borrowings is likely to be different from their carrying amounts, but the amounts borrowed at fixed rates are not significant; the difference between fair value and carrying amounts is likely to be immaterial.

32 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2002, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

(b) Environmental liabilities

CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, that are in addition to amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Leasing of roads, land and buildings

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

- CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;
- CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

- CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at December 31, 2002, CNPC has obtained formal land use right certificates in relation to 22,670 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

(e) Group insurance

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes it could have a material impact on the operating results and would not have a material adverse effect on the financial position of the Group.

(f) Cost reduction measures

The Company may further streamline production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plan. Management does not believe it will have a material adverse impact on the Group's financial position, but it could have a material adverse effect on the Group's results of operations.

(Amounts in millions except per share data or unless otherwise stated)

33 COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2002 under non-cancellable operating leases are as follows:

	2002 RMB	2001 RMB
First year	2,403	2,421
Second year	2,265	2,139
Third year	2,255	2,083
Fourth year	2,246	2,077
Fifth year	2,248	2,093
Thereafter	86,682	86,793
	98,099	97,606

Operating lease expenses for land and buildings and equipment were RMB 2,942 (2001: RMB 2,928) for the year ended December 31, 2002.

(b) Capital commitments

	2002 RMB	2001 RMB
Contracted but not provided for		
Oil and gas properties	180	539
Plant and equipment	2,898	54
Other	198	89
	3,276	682

(Amounts in millions except per share data or unless otherwise stated)

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 202 (2001: RMB 130) for the year ended December 31, 2002.

Estimated annual payments in the future are as follows:

	RMB
2003	382
2004	515
2005	618
2006	681
2007 and thereafter	840

(d) Dividends

Dividends received from the Company are likely to be one of the principal sources of funding for CNPC. Subject to the relevant provisions of the PRC Company law and the Articles of Association of the Company, CNPC, as major shareholder of the Company, may seek to influence the determination of the amount of dividends paid by the Company with a view to satisfying its cash flow requirements including those relating to its obligations to provide supplementary social services to its employees and a limited number of third parties. The Ministry of Finance has committed to provide subsidies to enable CNPC to fund a portion of future operating shortfalls arising out of CNPC's obligation to provide social services. The directors believe that these subsidies will substantially reduce CNPC's reliance on dividends from the Company.

34 ACQUISITION

On April 22, 2002 the Group acquired all of the share capital of PetroChina International Indonesia Limited (formerly Devon Energy Indonesia Ltd.) ("Devon"). This company is engaged in the exploration and production of crude oil and natural gas in Indonesia. The acquired business contributed turnover of RMB 632 and operating profit of RMB 132 to the Group for the year ended December 31, 2002, and its assets and liabilities at December 31, 2002 were respectively RMB 2,276 and RMB 76.

In addition, the Group increased its equity interests in PetroChina Tarim Oil (Gas) Transportation Limited ("Tashu") and Jilian (Jilin) Petrochemicals Limited ("Jilian") respectively by 53.1% in November and 35% in December 2002, and the two entities became the subsidiaries of the Company at the respective dates of acquisitions. The



PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

acquired business did not contribute significant turnover and operating profit to the Group for the year ended December 31, 2002.

Other than for land and buildings, the fair value of the net assets approximated the book value of the net assets acquired, and no plant closure provisions or other restructuring provisions were required.

Details of net assets acquired are as follows:

	Devon RMB	Jilian RMB	Tashu RMB	Total RMB
Purchase consideration	2,068	135	337	2,540
Fair value of net assets acquired	2,068	135	337	2,540

The assets and liabilities arising from the acquisition are as follows:

	Devon RMB	Jilian RMB	Tashu RMB	Total RMB
Cash and cash equivalents	64	8	264	336
Property, plant and equipment (Note 14)	1,709	808	613	3,130
Inventories	4	157	2	163
Accounts receivable	132	53	18	203
Prepaid expenses and other current assets	236	24	-	260
Accounts payable and accrued liabilities	(64)	(260)	(262)	(586)
Short-term borrowings	-	(96)	-	(96)
Long-term borrowings	-	(308)	-	(308)
Income tax payable	(13)	-	-	(13)
	2,068	386	635	3,089
Equity interest acquired	100.0%	35.0%	53.1%	
Fair value of net assets acquired	2,068	135	337	2,540
Less: Cash and cash equivalents acquired	(64)	(8)	(264)	(336)
Consideration not yet settled	-	(54)	-	(54)
Cash outflow on acquisition	2,004	73	73	2,150

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

35 MAJOR CUSTOMERS

The Group's major customers are as follows:

	2002		2001	
	Revenue	% to Total Revenue	Revenue	% to Total Revenue
	RMB	%	RMB	%
Sinopec	26,497	11	26,046	11
CNPC	7,772	3	8,769	4
	34,269	14	34,815	15

36 RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNPC and has extensive transactions and relationships with members of the CNPC group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS-24, the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers as described in Note 35.

The majority of the Group's business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.

As a result of the Restructuring (Note 1), the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 32(d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.



(Amounts in millions except per share data or unless otherwise stated)

The term of the Comprehensive Products and Services Agreement is 10 years commencing from November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to members of the Company for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering an aggregate of approximately 442,730 square meters at annual rental of RMB 157. The Supplemental Buildings Agreement will expire at the same time as the Building Leasing Agreement.

Prior to the establishment of the Company, allocation of costs from companies and operating units retained by CNPC primarily represented direct costs of exploration, drilling, production, construction, maintenance, procurement and other services. Following the establishment of the Company, costs are based on the terms of the agreements entered into with CNPC as described above.

In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the periods indicated below:

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

	Notes	2002	2001
		RMB	RMB
Sale of goods	(a)	7,772	8,769
Fees paid for construction and technical services	(b)		
- Exploration and development services	(c)	21,781	20,570
- Other construction and technical services	(d)	16,324	14,592
Fees for production services	(e)	15,743	15,581
Social services charge	(f)	1,243	1,261
Ancillary service charges	(g)	1,713	2,087
Interest income	(h)	25	26
Interest expense	(i)	1,086	1,112
Rental expense	(j)	1,916	1,968
Commission expense and other charges	(k)	936	977

Notes:

(a) Represents sale of crude oil, refined and chemical products conducted principally at market prices.

(b) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

(c) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(d) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(e) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

(Amounts in millions except per share data or unless otherwise stated)

(f) These represent expenditures for social welfare and support services which are charged at cost.

(g) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc.

(h) The Group had deposits placed with China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, amounting to RMB 2,861 (2001: RMB 1,239) as of December 31, 2002. The deposits yield interest at prevailing saving deposit rates.

(i) The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 24,702 (2001: RMB 22,021) as of December 31, 2002 included under loans from related parties. The loans were interest bearing at market rates.

(j) Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

(k) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(l) The Group had a 4.73% equity interest in CP Finance at a book value of RMB 94 as of December 31, 2001 and 2002.

37 SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas and crude oil , and the sale of natural gas.

In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, as disclosed in Note 34, the Group had acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia.

The accounting policies of the operating segments are the same as those described in Note 3 - "Summary of Principal Accounting Policies".

Operating segment information for the years ended December 31, 2001 and 2002 is presented below:

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

Primary reporting format –business segments

Year Ended December 31, 2001	Exploration and Production RMB	Refining and Marketing RMB	Chemicals and Marketing RMB	Natural Gas and Pipeline RMB	Other RMB	Total RMB
Sales and other operating revenues (including intersegment)	148,277	171,961	31,776	11,321	-	363,335
Less: Intersegment sales	(110,738)	(8,436)	(462)	(2,379)	-	(122,015)
Total sales and other operating revenues from external customers	37,539	163,525	31,314	8,942	-	241,320
Depreciation, depletion and amortisation	(21,419)	(5,804)	(5,171)	(1,113)	(108)	(33,615)
Segment result	81,679	10,214	129	1,142	(378)	92,786
Other costs	(4,747)	(13,538)	(2,503)	(420)	(439)	(21,647)
Profit/(loss) from operations	76,932	(3,324)	(2,374)	722	(817)	71,139
Finance costs						(3,349)
Share of profit/(loss) of associated companies	162	38	29	(9)	121	341
Profit before taxation						68,131
Taxation						(23,066)
Minority interests						404
Net profit						45,469
Interest income (including intersegment)	1,893	1,191	493	104	4,955	8,636
Less: Intersegment interest income						(7,827)
Interest income from external entities						809
Interest expense (including intersegment)	(2,896)	(2,667)	(1,991)	(310)	(4,371)	(12,235)
Less: Intersegment interest expense						7,827
Interest expense to external entities						(4,408)
Segment assets	268,955	118,154	73,341	22,370	412,684	895,504
Elimination of intersegment balances						(436,922)
Investments in associated companies	1,194	1,080	590	627	592	4,083
Total assets						462,665
Segment capital expenditure - for property, plant and equipment	41,193	11,416	4,062	4,557	321	61,549
Segment liabilities	84,369	70,182	49,526	11,547	115,097	330,721
Other liabilities						21,564
Elimination of intersegment balances						(185,362)
Total liabilities						166,923

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

Primary reporting format –business segments (continued)

Year Ended December 31, 2002	Exploration and Production RMB	Refining and Marketing RMB	Chemicals and Marketing RMB	Natural Gas and Pipeline RMB	Other RMB	Total RMB
Sales and other operating revenues (including intersegment)	147,308	174,621	29,661	12,733	-	364,323
Less: Intersegment sales	(106,266)	(9,988)	(1,093)	(2,552)	-	(119,899)
Total sales and other operating revenues from external customers	41,042	164,633	28,568	10,181	-	244,424
Depreciation, depletion and amortisation	(21,972)	(7,144)	(6,336)	(1,213)	(117)	(36,782)
Segment result	76,943	17,815	(1,217)	1,796	(462)	94,875
Other costs	(4,804)	(14,997)	(1,945)	(244)	(544)	(22,534)
Profit/(loss) from operations	72,139	2,818	(3,162)	1,552	(1,006)	72,341
Finance costs						(3,369)
Share of profit/(loss) of associated companies	(38)	12	(8)	71	231	268
Profit before taxation						69,240
Taxation						(22,231)
Minority interests						(99)
Net profit						46,910
Interest income (including intersegment)	1,942	1,061	1,136	109	4,499	8,747
Less: Intersegment interest income						(8,284)
Interest income from external entities						463
Interest expense (including intersegment)	(2,979)	(2,516)	(1,810)	(263)	(4,232)	(11,800)
Less: Intersegment interest expense						8,284
Interest expense to external entities						(3,516)
Segment assets	289,277	113,751	64,169	33,740	427,709	928,646
Elimination of intersegment balances						(449,642)
Investments in associated companies	1,422	1,774	178	6	765	4,145
Total assets						483,149
Segment capital expenditure - for property, plant and equipment	46,078	11,327	3,175	13,013	133	73,726
Segment liabilities	89,663	68,701	44,318	22,488	113,236	338,406
Other liabilities						20,927
Elimination of intersegment balances						(197,714)
Total liabilities						161,619

PETROCHINA COMPANY LIMTED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except per share data or unless otherwise stated)

Note (a) – Intersegment sales are conducted principally at market price.

Note (b) – Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other net (expense)/income.

Note (c) – Segment results for the year ended December 31, 2001 included the effect of employee separation costs (Note 7). The segment results for the year ended December 31, 2002 included impairment provision for property, plant and equipment (Note 14) and shut down of manufacturing assets (Note 7).

Note (d) – Elimination of intersegment balances are elimination of intersegment current accounts and investments.

Secondary reporting format – geographical segments

Year Ended December 31, 2002	Turnover	Total assets	Capital expenditure
	RMB	RMB	RMB
PRC	243,792	480,873	71,774
Others (Exploration and Production)	632	2,276	1,952
	244,424	483,149	73,726

38 ULTIMATE HOLDING COMPANY

The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

39 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on March 31, 2003 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 28, 2003.

PETROCHINA COMPANY LIMTED
SUPPLEMENTARY INFORMATION ON OIL AND
GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions except per share data or unless otherwise stated)

Results of Operations

	Year Ended December 31,	
	2002	2001
	RMB	RMB
Sales and other operating revenues		
sales to third parties	41,042	37,539
intersegment sales	106,266	110,738
	147,308	148,277
Production costs excluding taxes	(29,913)	(29,224)
Exploration expenses	(8,095)	(7,344)
Depreciation, depletion and amortisation	(18,302)	(18,423)
Taxes other than income taxes	(5,299)	(4,921)
Profit before taxation	85,699	88,365
Taxation	(25,958)	(29,160)
Results of operations from producing activities	59,741	59,205
Profit from associated companies' results of operations from producing activities	132	178

Capitalised Costs

	Year Ended December 31,	
	2002	2001
	RMB	RMB
Property costs	-	-
Producing assets	236,856	212,526
Support facilities	101,142	92,573
Construction-in-progress	7,895	9,755
Total capitalised costs	345,893	314,854
Accumulated depreciation, depletion and amortisation	(137,653)	(124,612)
Net capitalised costs	208,240	190,242
Share of associated companies' net capitalised costs	815	813

PETROCHINA COMPANY LIMTED
SUPPLEMENTARY INFORMATION ON OIL AND
GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions except per share data or unless otherwise stated)

Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31,	
	2002	2001
	RMB	RMB
Property acquisition costs	-	-
Exploration costs	10,704	10,146
Development costs	35,558	29,445
Total	46,262	39,591
Share of associated companies' costs of property acquisition, exploration, and development	228	303

Proved Reserve Estimates

Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir's producing life.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

PETROCHINA COMPANY LIMTED
SUPPLEMENTARY INFORMATION ON OIL AND
GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions except per share data or unless otherwise stated)

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

Proved reserve estimates as of December 31, 2001 and 2002 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company's reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

PETROCHINA COMPANY LIMTED
SUPPLEMENTARY INFORMATION ON OIL AND
GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions except per share data or unless otherwise stated)

	Crude Oil and Condensate (millions of barrels)	Natural Gas (billions of cubic feet)
Proved developed and undeveloped		
Reserves at January 1, 2001	11,032	32,533
Changes resulting from:		
Revisions of previous estimates	189	488
Improved recovery	141	36
Extensions and discoveries	360	3,773
Production	(763)	(727)
Reserves at December 31, 2001	10,959	36,103
Changes resulting from:		
Revisions of previous estimates	349	(225)
Improved recovery	31	-
Extensions and discoveries	330	3,540
Purchases of minerals in place	38	193
Production	(770)	(794)
Reserves at December 31, 2002	10,937	38,817
Proved developed reserves at:		
December 31, 2001	9,309	12,946
December 31, 2002	9,198	11,921
Proportional interest in proved reserves of associated companies		
December 31, 2001	62	1
December 31, 2002	62	2

At December 31, 2002, 10,903 million barrels of crude oil and condensate and 38,624 billion cubic feet of nature gas proved developed and undeveloped reserves are located within China, and 34 million barrels of crude oil and condensate and 193 billion cubic feet of nature gas proved developed and undeveloped reserves are located in Indonesia.

PETROCHINA COMPANY LIMTED
SUPPLEMENTARY INFORMATION ON OIL AND
GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions except per share data or unless otherwise stated)

Standardised Measure

The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users' ability to project future cash flows.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the two years in the period ended December 31, 2001 and 2002 is as follows (in millions of RMB):

At December 31, 2001	
Future cash inflows	2,049,110
Future production costs	(695,859)
Future development costs	(50,996)
Future income tax expense	(422,453)
Future net cash flows	879,802
Discount at 10% for estimated timing of cash flows	(473,803)
Standardised measure of discounted future net cash flows	405,999
At December 31, 2002	
Future cash inflows	2,710,152
Future production costs	(745,866)
Future development costs	(73,344)
Future income tax expense	(562,289)
Future net cash flows	1,328,653
Discount at 10% for estimated timing of cash flows	(713,267)
Standardised measure of discounted future net cash flows	615,386
Share of associated companies' standardised measure of discounted future net cash flows	
At December 31, 2001	2,013
At December 31, 2002	2,612

Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMTED
SUPPLEMENTARY INFORMATION ON OIL AND
GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions except per share data or unless otherwise stated)

Changes in the standardised measure of discounted net cash flows for the Group for each of the two years ended December 31, 2001 and 2002 are as follows:

	Year Ended December 31,	
	2002	2001
	RMB	RMB
CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS		
Beginning of year	405,999	738,887
Sales and transfers of oil and gas produced, net of production costs	(116,977)	(119,053)
Net changes in prices and production costs and other	259,016	(539,088)
Extensions, discoveries and improved recovery	53,024	43,916
Development costs incurred	(1,983)	31,518
Revisions of previous quantity estimates	17,364	10,472
Accretion of discount	60,095	106,653
Purchases of minerals in place	2,351	-
Net change in income taxes	(63,503)	132,694
End of year	615,386	405,999

PETROCHINA COMPANY LIMTED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
(Amounts in millions except per share data or unless otherwise stated)

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements of the Group appearing on pages 73 to 138 have been prepared in accordance with International Financial Reporting Standards (IFRS), which may differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

Effect on net income of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31,	
	2002	2001
	RMB	RMB
Net income under IFRS	46,910	45,469
US GAAP adjustments:		
Depreciation charges on fixed assets revaluation gain	8,157	8,305
Depreciation charges on fixed assets revaluation loss	(112)	(112)
Loss on disposal of fixed assets	224	53
Income tax effect	(2,729)	(2,721)
Minority interests	(60)	(60)
One time remedial payments for staff housing	(2,553)	-
Net income under US GAAP	49,837	50,934
Basic and diluted net income per share	0.28	0.29

Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31,	
	2002	2001
	RMB	RMB
Shareholders' equity under IFRS	316,676	290,606
US GAAP adjustments:		
Reversal of fixed assets revaluation gain	(80,549)	(80,549)
Depreciation charges on fixed assets revaluation gain	29,220	21,063
Reversal of fixed assets revaluation loss	1,122	1,122
Depreciation charges on fixed assets revaluation loss	(336)	(224)
Loss on disposal of fixed assets	340	116
Deferred tax assets on revaluation	16,567	19,296
Minority interests	424	484
Effect on the retained earnings from the one time remedial payments for staff housing borne by the state shareholder of the Company	(2,553)	-
Effect on the other reserves of the shareholders' equity from the one time remedial payments for staff housing borne by the state shareholder of the Company	2,553	-
Shareholders' equity under US GAAP	283,464	251,914

PETROCHINA COMPANY LIMTED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
(Amounts in millions except per share data or unless otherwise stated)

In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a) Revaluation of fixed assets

As described in Note 14 to the consolidated financial statements on pages 95 to 99, the fixed assets, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. The revaluation of the fixed assets transferred resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain fixed asset items. The depreciation charge on the revaluation surplus from January 1, 2001 to December 31, 2001 was 8,305, and from January 1, 2002 to December 31, 2002 was RMB 8,157.

For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation is available as additional depreciation base for purposes of determining taxable income.

PETROCHINA COMPANY LIMTED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
(Amounts in millions except per share data or unless otherwise stated)

(b) Related party transactions

The Group has disclosed in Note 35 to the consolidated financial statements on page 125, transactions with significant customers and in Notes 19, 20, 24, 25 and 36 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 35 and the transactions with the CNPC Group disclosed in Note 36. Although the majority of the Group's activities are with PRC government authorities and affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

(c) One-time remedial payments for staff housing

As disclosed in Note 6 to the consolidated financial statements on pages 89 to 90, certain employees of the Group who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differentials. These one-time remedial payments are to be borne by the state-owner of the Company, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated income statement. During the year ended December 31, 2002, the Group and CNPC completed the process of estimating the amount that are payable to qualified employees of the Group. This amount, RMB 2,553, has been reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group.

PETROCHINA COMPANY LIMTED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
(Amounts in millions except per share data or unless otherwise stated)

(d) Recent US accounting pronouncements

In August 2001, FASB issued Statement of Financial Accounting Standards No. 143 (FAS 143), "Accounting for Asset Retirement Obligations". FAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group is evaluating the effect of adoption of FAS 143.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This Standard requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Costs, Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ". SFAS No. 146 replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group will comply with FAS 146 beginning in 2003.

FASB issued Interpretation (FIN) 45, "Guarantor - Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements that are effective for the year ended December 31, 2002, did not have a material effect on the consolidated financial statements of the Group.

PETROCHINA COMPANY LIMTED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
(Amounts in millions except per share data or unless otherwise stated)

Issued in January 2003, FIN 46, "Consolidation of Variable Interest Entities", provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not yet completed its assessment of the accounting effects from this new accounting interpretation upon adoption.

CORPORATE INFORMATION

Board of Directors

Chairman:	Ma Fucai		
Vice Chairman:	Wu Yaowen	Ren Chuanjun	
Executive Directors:	Chen Geng	Su Shulin	Wang Fucheng
Non-executive Directors:	Zheng Hu	Gong Huazhang	Zou Haifeng
Independent Non-executive Directors:	Chee-Chen Tung	Liu Hongru	Franco Bernabè
Secretary of the Board:	Li Huaiqi		

Supervisory Committee

Chairman:	Li Kecheng		
Supervisors:	Chen Weizhong	Wen Qingshan	Bai Xinhe
	Sun Chongren	Zhang Youcai	Wu Zhipan

Senior Management

Wang Guoliang	Liu Baohe	Duan Wende	Jia Chengzao

Authorised Representatives

Wang Fucheng	Li Huaiqi

Company's Website

www.petrochina.com.cn

Auditors

International Auditors

PricewaterhouseCoopers

Certified Public Accountants, Hong Kong

22nd Floor

Prince's Building

Central

Hong Kong

Domestic Auditors

PriceWaterhouseCoopers Zhong Tian CPAs Limited Company

Certified Public Accounts, PRC

12th Floor Shanghai ShuiOn Plaza

333 Huai Hai Zhong Road

Shanghai 200021

PRC

Legal advisers to the Company

as to Hong Kong law:

Linklaters

10th Floor

Alexandra House

Chater Road

Central

Hong Kong

as to United States law:

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

11 Pedder Street

Central

Hong Kong

as to PRC law:

King and Wood

Level 30, North Office Tower

Beijing Kerry Centre

1 Guang Hua Lu

Chaoyang District

Beijing 100020

PRC

Legal Address

World Tower, 16 Andelu

Dongcheng District

Beijing 100011

PRC

Place of Business in Hong Kong

Unit 1808

Tower One, Lippo Centre

89 Queensway

Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited

Rooms 1712-1716

17/F Hopewell Centre

183 Queen's Road East

Hong Kong

Principal Bankers

Industrial and Commercial Bank of China

55 Fuxingmennei Avenue (Head Office)

Xicheng District

Beijing, PRC

Bank of China

1 Fuxingmennei Avenue

Xicheng District

Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

Bank of Communication
Tongtai Mansion, 33 Finance Street
Xicheng District
Beijing, PRC

CITIC Industrial Bank
A27 Finance Street
Xicheng District
Beijing, PRC

Depository

The Bank of New York
P.O. Box 11258
Church Street Station
New York NY 10286-1258
USA

Places of Listing

H Shares	The Stock Exchange of Hong Kong Limited
	Stock Code: 857
ADSs	The New York Stock Exchange, Inc.
	Stock Code: PTR



Publications

As required by the United States securities laws, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission on or before June 30, 2003. The annual report on Form 20-F contains a more detailed discussion of the Company's business, operation results and financial conditions. Copies of the annual report as well as the Form 20-F, once filed with the United States Securities and Exchange Commission, will be available at:

PRC	PetroChina Company Limited 16 Andelu Dongcheng District Beijing 100011 PRC Tel: (8610) 8488 6270 Fax: (8610) 8488 6260
Hong Kong	PetroChina Company Limited Unit 1808 Tower One, Lippo Centre 89 Queensway Hong Kong Tel: (852) 2899 2010 Fax: (852) 2899 2390
USA	The Bank of New York P.O. Box 11258 Church Street Station New York, NY 10286 - 1258 USA

Calling from within the US (free of charge): 1-888-BNY-ADRs

Calling from outside the US: 610-312-5315

Email: shareowner-svcs@bankofny.com

Websites: http://www.adrbny.com

http://www.stockbny.com

Shareholders can obtain a copy of this annual report as well as the Form 20-F, once filed with the United States Securities and Exchange Commission, through the internet address below://www.petrochina.com.cn

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information of the Company.

Documents Available for Inspection

The following documents are available for inspection at the Headquarters of the Company in Beijing:

1 The original of the Annual Report for 2002 signed by the Chairman of the Board;

2 The Financial Statements under the hand and seal of the Legal Representatives, the Chief Accountant and the person in charge of the Accounting Department of the Company;

3 The original of the Financial Report under the seal of the Auditors and under the hand and seal of the Certified Public Accountants; and

4 Copies of all the English and Chinese announcements of the Company which have been published in Hong Kong newspapers during the period of the Annual Report.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "Company") for the year 2002 will be held at 9:00 a.m. on Wednesday, May 28, 2003 at Hotel Kunlun, 2 Xin Yuan Nan Lu, Chaoyang District, Beijing, the People's Republic of China (Post Code 100004) to consider, approve and authorise the following matters:

1 to consider and approve the Report of the Board of Directors of the Company for the year 2002;

2 to consider and approve the Report of the Supervisory Committee of the Company for the year 2002;

3 to consider and approve the Audited Financial Statements of the Company for the year 2002;

4 to consider and approve the declaration and payment of a final dividend for the year ended December 31, 2002 in the amount and in the manner recommended by the Board of Directors;

5 to consider and approve the authorisation of the Board of Directors to determine the interim dividend for the year 2003;

6 to consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, as the domestic auditors of the Company, for the year 2003 and to authorise the Board of Directors to fix their remuneration;

7 to consider and approve as a special resolution the proposal for the Company's issuance of PetroChina corporate bonds. The detailed proposal for the issuance of the bonds is as follows:

(i) Title of the bonds: 2002 PetroChina Corporate Bonds (the "02 Petroleum Bonds"), 2003 PetroChina Corporate Bonds (the "03 Petroleum Bonds"), (the 02 Petroleum Bonds and the 03 Petroleum Bonds, together the "Bonds").

(ii) Issuer: PetroChina Company Limited.

(iii) Total amount: Up to RMB5.5 billion, including up to RMB1.5billion for the 02 Petroleum Bonds and up to RMB4.0 billion for the 03 Petroleum Bonds.

(iv)	Maturity:	Medium to long term (more than one year).
(v)	Issue price:	According to the par value of the bonds.
(vi)	Coupon rate:	Subject to the market conditions at issuance.
(vii)	Registration:	The Bonds will be booked under the real names of the investors and in the form of depository certificates universally printed by China Government Securities Depository Trust & Clearing Co., Ltd..
(viii)	Interests and principal repayment:	The interests will be paid annually. The principal will be repaid together with the last instalment of interest.
(ix)	Objects:	Citizens holding valid and legal proof of identity of the People's Republic of China (the "PRC") and PRC legal persons (save for those who are prohibited by PRC laws or regulations from purchasing).
(x)	Scope of issuance:	Available to the public of the People's Republic of China.
(xi)	Reason for issuance:	The issuance of the Bonds in the PRC can broaden financing channels, reduce finance costs and enhance the image of the Company in capital markets.
(xii)	Use of proceeds:	The proceeds raised from the 02 Petroleum Bonds will all be used in the oil field project in Qinhai and the gas field project in Sebei, and the oil and gas fields exploration projects in Daqing, Changqing and Tarim,and others. The proceeds raised from the 03 Petroleum Bonds will be used for projects for oil and gas exploration in Daqing, Jilin and Changqing, refining facilities upgrade for Daqing Petrochemical Company, as well as the gas transmission pipeline from Zhongxian to Wuhan, and others.



The limit for the amount of the 02 Petroleum Bonds to be issued has been approved by the State bonds issuance administrative department.

The proposal for the issuance of the Bonds will be in accordance with the Issuance Prospectuses finally approved by the State bonds issuance administrative department. It is proposed that application(s) be made for the listing on the Shanghai Stock Exchange and/or the Shenzhen Stock Exchange after the offering of the Bonds is completed.

In respect of the proposal for the issuance of the Bonds, the shareholders:

(i) authorise the Company to issue the 02 Petroleum Bonds and the 03 Petroleum Bonds to the citizens holding valid and legal proof of identity of the PRC and PRC legal persons, save for those who are prohibited by PRC laws or regulations from purchasing (this resolution is conditional on the final approval of the State bonds issuance administrative department); and

(ii) authorise the Board of Directors of the Company to deal with all matters in connection with the issuance of the 02 Petroleum Bonds and 03 Petroleum Bonds, including but not limited to:

   (a) exercising all the powers of the Company to determine the timing and the terms of the issuance of the Bonds, and to decide and determine the securities exchange(s) on which the Bonds is/are to be listed;

   (b) formulating the Issuance Prospectuses for the Bonds;

   (c) signing material contracts in connection with the use of proceeds from the issuance of the Bonds; and

   (d) dealing with all other matters in connection with the issuance of the Bonds;

8 to consider and approve the re-election of Mr. Wang Fucheng as a director of the Company;

9 to consider and approve the re-election of Mr. Zheng Hu as a director of the Company;

10 to consider and approve the re-election of Mr. Franco Bernabè as an independent director of the Company; and

11 to consider and approve other matters, if any.

By Order of the Board

Li Huaiqi

Secretary to the Board

March 31, 2003

Notes:

1. The annual report for the year 2002 will include the Report of the Directors for the year 2002, the Report of the Supervisory Committee for the year 2002 and the Audited Financial Statements for the year 2002 for review by the shareholders. The annual report for the year 2002 is expected to be despatched to shareholders at the addresses as shown in the register of members of the Company on or before April 30, 2003.

2. The register of members of the Company will be closed from Monday, April 28, 2003 to Wednesday, May 28, 2003 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and State-owned shares whose names appear on the register of members of the Company at 4:00 p.m. on Friday, April 25, 2003 are entitled to attend the annual general meeting.

   The address of the share registrar of the Company's H shares is:

   Hong Kong Registrars Limited
   Rooms 1712-1716,
   17/F Hopewell Centre,
   183 Queen's Road East,
   Hong Kong

3. Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report for the year 2002, which is expected to be despatched to shareholders on or before April 30, 2003.

4. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5. The instrument appointing a proxy must be in writing under the hand of the appointer or

his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of State-owned shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period.

6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Monday, May 5, 2003 personally or by mail or fax.

7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8. The address of the Secretariat of the Board of Directors is as follows:
   World Tower
   16 Andelu, Dongcheng District,
   Beijing, PRC
   Postal code: 100011

   Contact person: Li Huaiqi
   Tel: (8610) 8488 6270
   Fax: (8610) 8488 6260

MAJOR EVENTS IN 2002

January:

- The Company signed Gas Sales and Transmission Contracts relating to the Zhong-Wu Pipeline with 11 users in Hubei Province, under which the consumption of gas by users in Hubei Province will be increased from about 200 million cubic metres in the first year to about 800 million cubic metres in the fifth year after the Zhong-Wu Pipeline is put into operation. Together with the contracts already signed, the Company had entered into gas sales and transmission contracts with a total of 18 users in Hunan and Hubei Provinces.

March:

- The Company's Cangzhou-Zibo Pipeline was completed and put into operation.

April:

- The Company signed an agreement to acquire Devon Energy Indonesian Ltd.'s oil and gas operations in Indonesian. Through international acquisition, the Company has taken its first step in expanding, optimising and improving its upstream portfolio. Prior to this acquisition, the Company did not own any overseas assets.

May:

- The Company entered into a Share Transfer Agreement and a Stock Custody Agreement with Xi'an Feitian Science, Industry and Trade Group Company Limited ("Xi'an Feitian") and Wuhan Luzhou Enterprise (Group) Company Limited ("Wuhan Luzhou"), whereby the Company transferred its 27% and 8.90% shareholdings in PetroChina Longchang (Group) Co., Ltd. in the form of state-owned legal person shares to Xi'an Feitian and Wuhan Luzhou respectively.

July:

- The Company signed a Joint Venture Framework Agreement in Beijing with a group of international energy companies and announced the commencement of the full construction of the West-East Gas Pipeline Project.
- The Company eatered into a Share Transfer Agreement with China Electronic Information Industrial Group Company ("China Electronic") whereby the Company transferred to China Electronic its 51.6% shareholdings in Gansu Tristar Petrochemical (Group) Co., Ltd. in the form of state-owned legal person shares.

September:

- The Company signed a Letter of Intent in Beijing with Shanxi Provincial Natural Gas Company Limited for the supply of natural gas through the second Shaanxi-Beijing gas pipeline. The Letter of Intent covers seven prefectures and cities in Shanxi Province.

- The Company and CNPC signed an agreement under which the Company acquired the assets and liabilities of the unlisted sales enterprises of CNPC for a cash consideration of RMB 3,200 million (approximately HK$ 3,015 million).

October:

- The Company signed a "take or pay" Natural Gas Sale and Transmission Contract in relation to the Zhong-Wu Pipeline with 3 cities in Hunan Province, namely Changde, Yiyang and Hengyang.

November:

- The construction of the Lanzhou-Chengdu-Chongqing Oil Products Tranomission Pipeline was completed and put into operation.

- The Company held an extraordinary general meeting in Beijing and elected the second Board of Directors and the second Supervisory Committee.

December:

- The Company held the first meetings of the second Board of Directors and the second Supervisory Committee in Beijing and elected the Chairman and Vice Chairmen of the Board of Directors, and the Chairman of the Supervisory Committee.

- PetroChina Xinjiang Oil, a subsidiary of the Company located in Junggar Basin in Xinjiang Autonomous Region, realised its annual crude oil production target of 10 million tons. This is the first oil field in western China that produces over 10 million tons of oil. PetroChina Xinjiang Oil realised a historical breakthrough.

- PetroChina Tarim Oilfield, a subsidiary of the Company located in the heart of Takelamagan Desert in Xinjiang Autonomous Region, produced more than 5 million tons of crude oil in a year for the first time, making it China's sixth largest onshore oil field in terms of crude oil output.


PetroChina
中国石油

PETROCHINA COMPANY LIMITED


PetroChina
中国石油

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: April 24, 2003

By: ______________________________

Name: Li Huaiqi
Title: Company Secretary